    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 1997
                                                         REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 ANCHOR GAMING

             (Exact name of registrant as specified in its charter)

            NEVADA                  88-0304253
 (State or other jurisdiction    (I.R.S. Employer
              of                  Identification
incorporation or organization)       Number)

                815 PILOT ROAD, SUITE G, LAS VEGAS, NEVADA 89119
                                 (702) 896-7568

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                               STANLEY E. FULTON
                                 ANCHOR GAMING
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                            815 PILOT ROAD, SUITE G
                            LAS VEGAS, NEVADA 89119
                                 (702) 896-7568

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

            GLEN HETTINGER                         WILLIAM M. HARTNETT
        Hughes & Luce, L.L.P.                    Cahill Gordon & Reindel
           1717 Main Street                           80 Pine Street
         Dallas, Texas 75201                     New York, New York 10005

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
          TITLE OF EACH CLASS OF                 AMOUNT TO         OFFERING PRICE        AGGREGATE          REGISTRATION
        SECURITIES TO BE REGISTERED           BE REGISTERED(1)      PER SHARE(2)     OFFERING PRICE(2)         FEE(3)
Common Stock, $.01 par value per share.....   2,070,000 shares         $78.25           $161,977,500          $49,084

(1) Includes 270,000 shares issuable upon the exercise of the over-allotment option granted to the Underwriters.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) Calculated pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low prices reported for a share of Anchor Gaming Common Stock on August 25, 1997, as reported by the Nasdaq National Market.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 29, 1997
PROSPECTUS
                                1,800,000 SHARES

                                                                       [LOGO]

                                 ANCHOR GAMING
                                  COMMON STOCK
                                 -------------

    All of the 1,800,000 shares of common stock, par value $.01 per share (the "Common Stock"), of Anchor Gaming ("Anchor" or the "Company") offered hereby (the "Offering") are being sold by certain stockholders (the "Selling Stockholders") of Anchor. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

    The Common Stock is traded on the Nasdaq National Market under the symbol
"SLOT." On August   , 1997, the last reported sale price for the Common Stock on
the Nasdaq National Market was $    per share. See "Price Range of Common
Stock."
                              -------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.
                               -----------------

NEITHER THE NEVADA STATE GAMING CONTROL BOARD NOR THE GAMING COMMISSION, THE
  COLORADO LIMITED GAMING CONTROL COMMISSION, NOR ANY OTHER GAMING AUTHORITY
    HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE
      INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY. ANY
       REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                             PROCEEDS TO
                                            PRICE TO       UNDERWRITING        SELLING
                                             PUBLIC         DISCOUNT(1)    STOCKHOLDERS(2)
Per Share..............................         $                $                $
Total (3)..............................         $                $                $

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Selling Stockholders estimated to
    be $    .

(3) One of the Selling Stockholders, Stanley E. Fulton, has granted the Underwriters a 30-day option to purchase in the aggregate up to 270,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount, and Proceeds to Selling
    Stockholders will be $         , $        , and $         , respectively.

                            ------------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as, and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by counsel. It is expected that delivery of the shares of Common Stock subject to the Offering will be made in
New York, New York on or about          , 1997.

                              -------------------

BT SECURITIES CORPORATION                             MORGAN STANLEY DEAN WITTER

                THE DATE OF THIS PROSPECTUS IS            , 1997

                              -------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK IN CONNECTION WITH THE OFFERING, INCLUDING OVER-ALLOTMENT, STABILIZING, AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF PENALTY BIDS. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ALSO ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

Double Down Stud-Registered Trademark-, Colorado Central
Station-Registered Trademark-, Silver Strike-Registered Trademark-, and Fast Track Express-Registered Trademark- are registered trademarks, and Wheel of Gold-TM-, Clear Winner-TM-, Colorado Grande-TM-, Totem Pole -TM-, Cash Ball-TM-, Keno Bucks-TM-, Rock'N'Reels'-TM-, and Fast Track Slot Club-TM- are trademarks of the Company.

                                      (i)

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED AND THAT NO OUTSTANDING OPTIONS OR WARRANTS WILL BE EXERCISED. UNLESS OTHERWISE SPECIFIED, YEARS REFERRED TO IN THIS PROSPECTUS ARE CALENDAR YEARS. THE COMPANY'S FISCAL YEAR ENDS ON JUNE 30.

                                  THE COMPANY

    Anchor Gaming ("Anchor" or the "Company") is a diversified gaming company that seeks to capitalize on its experience as an operator and developer of gaming machines and casinos by developing gaming oriented businesses. Anchor develops and distributes unique proprietary games, operates two casinos in Colorado, including the state's most profitable casino, and operates one of the largest and one of the most profitable gaming machine routes in Nevada. Management believes that the Company benefits from, among other factors: (i) depth of experienced and proven management at both the corporate and operating levels; (ii) a diversified and stable earnings base with significant recurring revenue sources; (iii) unique experience in developing and marketing proprietary games; (iv) proven experience in developing, constructing, and operating profitable casino enterprises; (v) the ability to effectively and profitably distribute existing and new proprietary games due to its large established casino customer base and its licenses in virtually all major domestic gaming jurisdictions; (vi) a strong balance sheet with which to fund future growth opportunities; and (vii) attractive existing internal growth opportunities in its core businesses. Since fiscal 1990, its first full year of operations, through fiscal 1997, Anchor has achieved eight consecutive years of revenue, net income, and earnings per share growth, with revenue, net income, and earnings per share during this period growing at compounded annual rates of 44%, 63%, and 43%, respectively. Additionally, Anchor's operating results through June 30, 1997 reflect 20 consecutive quarters in which revenue, net income, and earnings per share increased over the comparable period in the prior year.

PROPRIETARY GAMES

    Anchor develops proprietary games, which it both markets to unaffiliated casinos and uses in its own gaming operations. The Company's strategy is to develop games that provide casinos with a higher win per machine than their existing gaming devices while generating significant recurring revenues to the Company from royalty, revenue participation, or other similar agreements. Although the Company initially developed proprietary games as a complement to its own gaming machine operations, since February 1993 the Company has been actively marketing its proprietary games to unaffiliated casinos. The Company currently provides proprietary games to virtually every major casino in the United States, as well as its own casinos. In September 1996, the Company entered into a strategic alliance with International Game Technology ("IGT"), the largest manufacturer of computerized gaming casino products, to enhance the Company's ability to develop and distribute proprietary games. See "Business--Proprietary Games-- Anchor IGT Strategic Alliance." Through this strategic alliance the Company and IGT have formed a joint venture (the "Anchor IGT JV") to develop, integrate, and distribute proprietary game concepts on a wide area progressive system ("WAP"). Proprietary games revenue totaled $49.7 million for the fiscal year ended June 30, 1997, an increase of approximately 132% over fiscal year 1996.

    The Company, seeking to capitalize on its established sales and marketing infrastructure, its extensive base of existing casino customers, and its licenses in virtually all major domestic gaming jurisdictions, has been actively developing proprietary games, which can be classified as either a dedicated proprietary game, a proprietary game on a WAP, or a converted proprietary game. The Company's games are designed to increase overall gaming customer play levels by either enticing the slot player to play longer or to wager more coins per play. The Company believes that a significant opportunity exists to further expand and develop the market for proprietary games distributed on a participation basis.

    DEDICATED PROPRIETARY GAMES. The Company has successfully developed or acquired the rights to five proprietary games that are currently installed and approved for use in unaffiliated casinos. Anchor's dedicated proprietary games include Wheel of Gold, Totem Pole, Silver Strike, Clear Winner, and Rock'N'Reels. All of the machines are placed in casinos free of charge allowing the casino to avoid up-front purchase costs and providing significant recurring revenues to Anchor under royalty, revenue participation, or other similar agreements. The machines utilize numerous unique concepts and designs in order to increase overall gaming customer play levels. For example, the Company's two most popular dedicated proprietary games, Totem Pole and Wheel of Gold, each incorporate innovative game features that contribute to higher play levels. Totem Pole comprises three games in one slot machine creating a unique visual presentation in the casino environment. Greater play levels are realized on Totem Pole because the player must insert the maximum number of coins to activate all three games and benefit from the addition of a wild symbol. Players on the Wheel of Gold machine have the opportunity to activate on the same machine a three dimensional "roulette" type wheel with significantly higher potential winnings, providing a secondary game event and additional excitement to the customer through the Company's "game within a game" concept. The "game within a game" concept provides the player an incentive to increase play through the secondary game event, thereby maximizing customer playing time. Wheel of Gold is the first generation of the Company's "game within a game" concept that management believes will form the basis of a significant portion of its future dedicated game designs. The Company has additional innovative game machine concepts in various stages of development using the Company's "game within a game" concept and other unique concepts.

    WAP PROPRIETARY GAMES. A WAP is a system that electronically links individual slot machines among multiple locations, allowing all the machines to share a common jackpot. The WAP jackpot increases, or progresses, by a certain percentage of each coin inserted into any one of the machines on the WAP network allowing the jackpot to increase rapidly to a significant amount. Management believes that the large jackpots offered by WAP machines attract a distinct portion of a customer's gaming budget as compared to a non-progressive slot machine. In order to capture this portion of a customer's gaming budget, the Company has entered into a strategic alliance resulting in the Anchor IGT JV to develop and install WAP machines based on both its dedicated proprietary games and other proprietary designs. The Company and IGT share in the management of the Anchor IGT JV and will share equally in its profits and losses. The first WAP machine introduced by the Anchor IGT JV is the Wheel of Fortune, a game that is very similar to the Company's Wheel of Gold. Additionally, the Anchor IGT JV has initiated introduction of Totem Pole on a WAP and has other WAP concepts at various stages of development.

    CONVERSION OPPORTUNITY. The Company's first proprietary game was the video poker game Double Down Stud, a software conversion kit that the Company installs in existing third party casino gaming machines. The enhancement created by this installation provides the Company a daily royalty for each converted game. Management believes that as casinos experience pressure to increase "same store sales" they will seek to enhance the performance of their installed base of machines by adding new features by means of conversion kits. The Company is currently developing technology to allow older generation slot machines to utilize additional features such as a secondary game event. The Company anticipates that the conversion kits would be installed on a royalty or similar basis. The Company estimates that there are currently more than 300,000 slot machines installed in the United States. The Company believes that this installed base of machines represents a substantial opportunity for installation of conversion kits.

CASINOS

    In November 1990, the state of Colorado approved limited stakes gaming ($5.00 or less per wager) in two historic gold mining areas, Black Hawk/Central City and Cripple Creek. Anchor currently operates a casino in each of these markets, the Colorado Central Station Casino in Black Hawk and the Colorado Grande Casino in Cripple Creek. The Colorado gaming market experienced 5% revenue growth in fiscal

1997. The Company's revenues from casino operations totalled $69.2 million for the fiscal year ended June 30, 1997, an increase of approximately 6.3% over fiscal year 1996.

    COLORADO CENTRAL STATION CASINO. On December 25, 1993, the Company opened the Colorado Central Station Casino in Black Hawk, which is currently the highest revenue producing and most profitable casino in the state. Approximately three million people live within a 100-mile radius of the Black Hawk/Central City area, which is located approximately 40 miles from Denver. After completion of a 2,750 square foot expansion in 1996, the casino building has approximately 49,000 square feet of main facility area, with 16,637 square feet of gaming space over three floors. The Colorado Central Station Casino features more than 680 gaming machines, ten blackjack tables, nine poker tables, and a food court restaurant area. The casino benefits from a favorable location, as it is the first casino encountered by customers traveling from Denver to the Black Hawk/Central City area. In addition, the Colorado Central Station Casino offers convenient parking to its customers, with approximately 700 parking spaces, whereas many other casinos in the Black Hawk/Central City market lack convenient parking and, as a result, have had difficulty attracting and retaining customers. The Colorado Central Station Casino is also the closest casino to Black Hawk's 3,000 space public parking facility, located one and one-half miles from the casino, and is the first stop from the parking facility on the parking lot shuttle bus route. Anchor believes that the Colorado Central Station Casino's location, convenient parking, size, and design, and highly successful Fast Track Slot Club and player tracking system give it a competitive advantage over the other casinos in the Black Hawk/Central City market. The Colorado Central Station Casino's net win per device (which includes both gaming machines and table games) per day was $239 for the fiscal year 1997 as compared to a reported average net win per device per day of $87 for the other casinos in the Black Hawk/Central City market for the same period.

    COLORADO GRANDE CASINO. The Company operates (through an 80% owned subsidiary) the Colorado Grande Casino in Cripple Creek, which is located approximately 45 miles from Colorado Springs and 75 miles from Pueblo. The Colorado Grande Casino, which opened on October 11, 1991, is located at one of the principal intersections in Cripple Creek and features 211 gaming machines, 44 adjacent parking spaces, and a full service restaurant and bar. Primarily as a result of a continual building of the customer base through a slot club and player tracking system, along with monthly slot club promotions, slot revenue at the Colorado Grande increased approximately 24% during fiscal year ended June 30, 1997 as compared to fiscal year ended June 30, 1996.

    CANADIAN OPPORTUNITY. The Ontario provincial government has identified 44 locations throughout the Province of Ontario as sites for permanent charity based casino operations. These permanent charity gaming clubs will replace the current three-day roving Monte Carlo events and are being introduced as a way to both stabilize funding to charities and to increase control, supervision, and accountability in this gaming sector. The provincial government has had substantial success in introducing other regulated gaming locations as illustrated by the commercial casinos in Windsor and Niagara Falls. Each permanent charity based casino location will be limited to a total of 150 video lottery terminals and 40 table games. The Province of Ontario anticipates that the permanent charity based casinos will be approximately one-tenth of the size of a commercial casino such as Niagara Casino. Since its opening on December 9, 1996, through July 31, 1997, the Niagara Casino has reported revenues of $313 million. The permanent charity based casinos will be operated under management agreements with the province, which will provide the operator with 10% of video lottery terminal revenue, 5% of table game, retail, and food and beverage revenue, and 10% of net income. The provincial government has divided the locations into clusters of 5 or 6 locations per cluster that each will be operated under a single collective management agreement and 8 locations that will be operated under individual management agreements. Several of the clusters include locations in the metropolitan Toronto area. The provincial government has indicated that no operator will be awarded contracts for more than 25% of the total number of locations.

    In January 1997, the Company entered into an agreement with Revenue Properties Company to form a joint venture (the "Anchor RPC JV") for the purpose of submitting a proposal to operate permanent charity based casino operations in the Province of Ontario. See "Business--Casinos--Canadian Opportunity." In April 1997, the Anchor RPC JV submitted a proposal for the management agreements on all but one of the clusters and two of the single site management agreements. On August 13, 1997, the provincial government announced that, of the 39 original proposals received for consideration, it had selected a "short list" of 13 proposals that include the proposal submitted by the Anchor RPC JV. The Province of Ontario expects that some charity gaming clubs may be in operation by the end of 1997. There can, however, be no assurance with respect to Anchor's success in its effort to secure management contracts or if successful, the number of contracts or the time frame in which they might be awarded, in Ontario, Canada. See "Risk Factors -- Competition."

ROUTE OPERATIONS

    Anchor is one of the largest gaming machine route operators in Nevada with 801 gaming machines in 58 locations at June 30, 1997, up from 692 gaming machines at 50 locations at June 30, 1996. The Company's gaming machine route operations in Nevada involve the installation, operation, and service of gaming machines (virtually all video poker machines) under space leases with retail chains and under revenue participation agreements with local taverns and retail stores, principally in the Las Vegas area. Management believes that its route operation contracts provide the Company with a long-term, stable revenue source and that its route has the highest revenue and profit per machine of any route operation in the state of Nevada. The Company's revenues from route operations totalled $33.5 million for the fiscal year ended June 30, 1997, an increase of approximately 17% over fiscal year 1996.

    In 1996, the Company extended its exclusive space lease agreement with Smith's Food and Drug Centers, Inc. ("Smiths"), its largest route customer, for an additional five years at current rates through 2010. At June 30, 1997, 716 of the Company's 801 gaming machines in Nevada were located in or near Las Vegas, which has been one of the fastest growing cities in the United States in recent years. Anchor believes that its route operations will benefit from the continued growth of the Las Vegas area, the associated growth of its existing customers in that market, and the Company's continued installation of bill validators on its gaming machines.

                            ------------------------

    Anchor Gaming, a Nevada corporation, maintains its corporate headquarters at 815 Pilot Road, Suite G, Las Vegas, Nevada 89119, and its telephone number is
(702) 896-7568.

                                  THE OFFERING

Common Stock offered by Selling Stockholders (1)
 (2).................................................  1,800,000 shares
Common Stock to be outstanding after this Offering
 (3).................................................  12,996,607 shares
Nasdaq National Market symbol........................  SLOT

------------------------------

(1) Selling Stockholders are Stanley E. Fulton, who is selling 657,700 shares of Common Stock; and Mrs. Elizabeth Fulton and the six Fulton children who are collectively selling 1,142,300 shares of Common Stock.

(2) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

(3) Excludes 1,071,450 shares of Common Stock issuable upon exercise of stock options outstanding at August 27, 1997, of which 168,200 were then exercisable and 198,075 will become exercisable on or before October 26, 1997. See "Risk Factors -- Shares Eligible for Future Sale."

                                  RISK FACTORS

    An investment in the Common Stock involves certain risks that a prospective investor should carefully consider before investing in the Common Stock. See "Risk Factors."

                             SUMMARY FINANCIAL DATA

    The following summary financial data presented below as of and for the Company's fiscal years ended June 30, 1993, 1994, 1995, 1996, and 1997 have been derived from the audited consolidated financial statements of the Company. The data set forth below are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and the related notes, and other financial data appearing elsewhere or incorporated by reference in this Prospectus.

                                                                                  FISCAL YEAR ENDED JUNE 30,
                                                                   ---------------------------------------------------------
                                                                      1993       1994 (1)      1995       1996       1997
                                                                   -----------  -----------  ---------  ---------  ---------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Revenues:
    Casino operations............................................   $   3,896    $  23,713   $  56,184  $  65,125  $  69,223
    Proprietary games............................................         117        4,147      14,159     21,457     49,716
    Route operations.............................................      25,018       26,123      25,818     28,651     33,509
    Food and beverage............................................         446          786       1,250      1,233      1,300
                                                                   -----------  -----------  ---------  ---------  ---------
      Total revenues.............................................      29,477       54,769      97,411    116,466    153,749
  Costs and expenses.............................................      21,704       40,657      72,561     82,586    100,555
                                                                   -----------  -----------  ---------  ---------  ---------
  Income from operations.........................................       7,773       14,112      24,850     33,881     53,194
  Interest income................................................          88          379       1,105      2,028      3,793
  Interest expense...............................................        (954)      (1,314)       (732)      (429)      (288)
  Other income (expense) (2).....................................          87          244         244         43        (22)
                                                                   -----------  -----------  ---------  ---------  ---------
  Income before provision for income taxes.......................       6,994       13,421      25,467     35,523     56,677
  Historical and pro forma provision for income taxes (3)........       2,378        4,702       9,486     13,188     21,001
                                                                   -----------  -----------  ---------  ---------  ---------
  Net income and pro forma net income (3)........................   $   4,616    $   8,719   $  15,981  $  22,335  $  35,676
                                                                   -----------  -----------  ---------  ---------  ---------
                                                                   -----------  -----------  ---------  ---------  ---------
  Weighted average common and common equivalent shares
    outstanding (4)..............................................       6,459        8,481      11,447     12,153     13,691
  Earnings and pro forma earnings per common and common
    equivalent share (3).........................................   $    0.71    $    1.03   $    1.40  $    1.84  $    2.61

OTHER DATA:
  EBITDA (5).....................................................   $   9,088    $  16,233   $  28,065  $  37,990  $  61,992
  Capital expenditures...........................................       5,142       17,921       7,834     27,916     38,108

                                                                                                     JUNE 30, 1997
                                                                                                     -------------
                                                                                                          (IN
                                                                                                      THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents........................................................................    $  66,427
  Total assets.....................................................................................      188,876
  Long term notes payable..........................................................................        2,800
  Stockholders' equity.............................................................................      171,331

------------------------------

(1) Reflects six months of operations at the Company's Colorado Central Station Casino in Black Hawk, Colorado, which opened December 25, 1993, and five months of proprietary games operations acquired in conjunction with the Company's initial public offering in February 1994 (the "IPO").

(2) Other income (expense) consists of minority interest in earnings of consolidated subsidiary, and other income (expense).

(3) A pro forma provision for federal income taxes (assuming a 34% effective tax rate through fiscal 1994) has been calculated for all periods prior to the IPO as if the principal subsidiaries of the Company had not elected to be treated as S corporations during those periods.

(4) Weighted average shares outstanding are presented as if the reorganization completed in conjunction with the Company's IPO took place July 1, 1992.

(5) EBITDA consists of income from operations plus depreciation and amortization. EBITDA is not a measure of performance or financial condition under generally accepted accounting principles, but is presented solely as supplemental disclosure because the Company believes that it enhances the understanding of the ability to service debt. EBITDA should not be considered in isolation or as a substitute for other measures of financial performance or liquidity under generally accepted accounting principles.

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SUCH STATEMENTS REFER TO EVENTS THAT COULD OCCUR IN THE FUTURE OR MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "INTEND," "PLAN," "BELIEVE," CORRELATIVE WORDS, AND OTHER EXPRESSIONS INDICATING THAT FUTURE EVENTS ARE CONTEMPLATED. SUCH STATEMENTS ARE SUBJECT TO INHERENT RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN OF THE RISK FACTORS SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS.

RISKS OF PROPRIETARY GAMES

    The Company places its proprietary games in casinos at no cost to the casinos under short-term arrangements, making these games susceptible to replacement in the face of changes in economic conditions, pressure from competitors, obsolescence, and declining popularity. Anchor intends to maintain and expand the number of installed proprietary games through customer service, enhancement of existing games, and introduction of new games, but there can be no assurance that these efforts will be successful.

    Introduction of new proprietary games involves significant risks, including whether the Company will be able to place its games with casinos, the economic terms on which casinos will accept the machines, the popularity of the games with gaming patrons, and whether a successful game can maintain its popularity over the long term. If the Company is not successful, the effects on Anchor could be adverse.

    Anchor derives revenues from the sale of souvenir tokens that are paid out by Silver Strike machines. The primary raw material for the tokens is silver, the price of which is subject to wide fluctuations. As silver prices rise, the Company may be unable to pass price increases through to its casino customers.

    Anchor has filed trademark and patent applications to protect its intellectual property rights in certain of its trademarks and innovations on certain of its proprietary games, respectively. At this time, however, the United States Patent and Trademark Office has not acted upon all of these applications. There can be no assurance that the pending patent or trademark applications will actually issue as patents or trademark registrations or that any of these rights will not be infringed by others. Certain of the Company's games, including Silver Strike, Totem Pole, and Clear Winner, do not have independent protection of the game itself, and it is possible that competitors could produce a similar game without violating any legal rights of the Company. Anchor intends to promote aggressively its trademarks to build goodwill and customer loyalty. In addition, Anchor intends to improve and add innovations to certain of its games, which may be subject to legal protection. There can be no assurance, however, that the Company will be successful in these efforts, that innovations will be subject to legal protection, or that the innovations will give a competitive advantage to the Company.

COMPETITION

    Intense competition characterizes the market for proprietary games. Competitors in the game industry include manufacturers of gaming devices and other companies marketing gaming products and conversion kits, which compete directly with the Company for the limited gaming spaces available at casinos. The popularity of any of the Company's games may decline over time as consumer preferences change or as new, competing games are introduced. As a result, Anchor must continually anticipate and adapt its products to consumer preferences to maximize the economics of the game to the Company. There can be no assurance that Anchor will continue to be successful in developing and marketing its products. If the Company fails to develop games that achieve market acceptance or if existing games become obsolete due to the introduction of popular games by Anchor's competitors the effects on Anchor could be material and adverse.

    Anchor's strategy of creating recurring revenues from its proprietary games by placing the games in casinos on a royalty, revenue participation, or similar basis involves a departure from the traditional practice of most casinos of owning or leasing gaming devices. To the extent that casinos are reluctant to enter into arrangements that generate recurring revenues for suppliers of casino games, the market for Anchor's proprietary games could be limited. Competition within the market for games that generate recurring revenues could intensify as other suppliers of gaming devices enter this market or offer competitive products or terms.

    Intense competition also characterizes the Black Hawk/Central City and Cripple Creek markets. Since limited stakes gaming was instituted in Colorado in 1991, a number of Colorado casinos have ceased operations and others have filed for protection under Chapter 11 of the Bankruptcy Code. Others have closed temporarily or reduced the number of employees, and many casinos may not be operating profitably. Two casinos are being developed in the Black Hawk gaming district located across the intersection from the Company's Colorado Central Station Casino. Casino America and Nevada Gold & Casinos have commenced construction of a casino scheduled to open in early 1999, which facility is expected to include 1,100 slot machines, 24 tables, and a 1,000 car parking garage. Riviera Holdings Corporation has announced that it plans to develop a gaming facility with 1,000 slot machines, 14 table games, and a 500 space covered parking garage, scheduled to open in the Spring of 1999. A joint venture consisting of Black Hawk Gaming & Development Company, Inc. and Jacobs Entertainment Ltd. is constructing a gaming facility located near Colorado Central Station. The facility is scheduled to be completed in June 1998 and is expected to include 800 slot machines, 20 table games, and 500 parking spaces. In addition, construction is proceeding on a third major intersection off State Highway 119, which will provide access directly to the new casino from State Highway 119, which is the primary access from the Denver metropolitan area. From time to time other casino companies have publicly expressed an interest in pursuing development or expansion in the Black Hawk/Central City market, and proposals to develop competitive projects are ongoing. It appears that national, regional, state, and local competition for the casino gaming market in general will remain extremely high during the foreseeable future, as casino gaming activities expand in traditional gaming states and in new jurisdictions. In addition, passage of the Indian Gaming Regulatory Act in 1988 has led to rapid increases in Native American gaming operations, and the Company's two casinos may compete for customers with casinos located on Indian reservations in southwestern Colorado. The Company expects many competitors to enter new jurisdictions that authorize gaming, some of whom may have greater financial and other resources than the Company. Such proliferation of gaming activities could adversely affect the Company's business. In particular, the legalization of casino gaming in or near any metropolitan area, such as Denver, Colorado, from which the Company draws customers would have a material adverse effect on the Company's business. The Company believes, however, that proliferation of gaming activities into new jurisdictions presents an opportunity for it to expand its proprietary games operations.

    Gaming machines and gaming of all types are available in Nevada casinos and in restricted gaming locations similar to those in which the Company operates gaming machines, and all of these gaming establishments compete directly or indirectly with Anchor's route operations. In addition, Anchor is subject to substantial competition for the operation of gaming machines in approved locations from numerous small gaming machine route operators and some large operators, located principally in Las Vegas and Reno, Nevada, and their surrounding areas. The principal methods of competition for gaming machine locations are the lease, sublease, license, or revenue sharing terms, the service provided by the route operator, the reputation of the route operator, and the financial strength of the route operator. As existing space lease and revenue participation arrangements expire, competition for renewals can be expected to increase the amounts payable to location owners as compared to amounts payable under existing agreements.

RISKS OF PURSUING NEW CASINO GAMING OPPORTUNITIES

    The Company is actively seeking to expand its casino operations into jurisdictions that have legalized or are expected to legalize gaming in the future. There can be no assurance, however, that the Company will be able to identify suitable casino projects in which to invest or will be able to complete any such project as scheduled or contemplated. The Company's ability to complete and operate new casino projects will be dependent on a number of factors, many of which are beyond Anchor's control, including identifying suitable investment partners (if appropriate), negotiating acceptable terms, securing required state, foreign, and local licenses, permits, and approvals, securing adequate financing on acceptable terms, identifying and securing suitable locations (which management expects will be limited and in high demand), voter and other political approvals, demographic trends, and consumers' gaming preferences. As a result, there can be no assurance that the Company will be able to develop new or expand its current casino operations. In particular, there can be no assurance that Anchor will be successful in its effort to secure management contracts or multiple site contracts in Ontario, Canada. See "Business--Casinos-- Canadian Opportunity." In addition, the Company may incur costs in connection with pursuing new gaming opportunities that it cannot recover and may be required to expense certain of these costs, which may negatively affect the Company's reported operating performance for the periods during which such costs are expensed.

RISKS OF DEPENDENCE ON SUPPLIERS

    The Company utilizes outside vendors, some of which are competitors of the Company, to manufacture a significant portion of its proprietary game machines and parts. An inability to obtain gaming machines and components, production parts, and replacement parts on reasonable terms or on a timely basis could have an adverse effect on Anchor.

GAMING REGULATIONS AND TAXES

    The Company's operations are subject to extensive state and local regulation and taxation in Nevada, Colorado, and other jurisdictions in which Anchor operates, and any future activities in additional jurisdictions will be similarly regulated and taxed. State and local authorities require various licenses, permits, and approvals to be held by the Company, and these authorities may, among other things, revoke the license of any entity licensed as a gaming corporation, the registration of any entity registered as a holding company of a gaming corporation, or the license of any individual licensed as an officer, director, control person, employee, or stockholder of a licensed or registered entity. Gaming licenses and related approvals are deemed to be privileges under Nevada and Colorado law and the laws of other jurisdictions, and no assurances can be given that existing licenses will not be revoked. Regulatory changes or increases in applicable taxes or fees in Nevada or Colorado or the laws of other jurisdictions in which the Company operates could have a material adverse effect on the Company. There can be no assurance that regulations adopted or taxes imposed by Nevada, Colorado, or other jurisdictions will not have a material adverse effect on the Company. See "Regulation."

    Colorado law requires statewide voter approval of an amendment to the State Constitution for any expansion of limited gaming into additional locations and, depending on the authorization approved by the statewide vote, requires, in addition, voter approval from the locality in question. In 1994, Colorado voters refused by a margin of 93% to 7% to permit gaming in Manitou Springs (located near Colorado Springs and Cripple Creek) or slot machines in airports. On November 5, 1996, Colorado voters defeated by a margin of 69% to 31% a proposal to allow gaming in the community of Trinidad, located on the New Mexico border. Recently, the state legislature passed, but the Governor vetoed, a bill that would have permitted video lottery terminals in dog and horse race tracks under certain terms and conditions. Several cities within Colorado have active citizens' lobbies that were able to place gaming initiatives on recent statewide ballots. Although these initiatives have failed, new initiatives could be introduced on future statewide ballots to allow expansion of gaming in Colorado or prohibit gaming in the particular markets in

Colorado where the Company operates. Future initiatives, if passed, could significantly increase the competition for gaming customers, thereby adversely affecting the Company's operations in Colorado. Additionally, there can be no assurance that future legislation will not be enacted that would impose additional restrictions or prohibitions on, or assess additional fees with respect to, the Company's business.

    Each of the Company's proprietary games must be approved and licensed in each jurisdiction in which it is placed. The Company must still obtain approvals for certain of its games in certain gaming jurisdictions before it can fill all of its orders to place machines. Obtaining required licenses can be time consuming and costly and there can be no assurance that any game will be successfully licensed in any jurisdiction.

    Any beneficial holder of the Common Stock may be subject to investigation by gaming authorities in Nevada, Colorado, and other jurisdictions in which Anchor does business if such authorities have reason to believe that such ownership may be inconsistent with a state's gaming policies. Persons who acquire beneficial ownership of more than certain designated percentages of the Common Stock may be subject to certain reporting and qualification procedures. The Company's Articles of Incorporation provide that all transfers of voting securities are subject to the regulations of each regulatory body to which the Company's activities are subject and provide for a mandatory repurchase of Common Stock if a stockholder is found unsuitable. In addition, changes in control of the Company and certain other corporate transactions may not be effected without the prior approval of gaming authorities in Nevada, Colorado, and other jurisdictions in which the Company does business. Such provisions could adversely affect the marketability of the Common Stock or prevent certain corporate transactions, including mergers or other business combinations. See "Regulation."

    In August 1996, the United States Congress passed legislation creating the National Gambling Impact and Policy Commission to conduct a comprehensive study of all matters relating to the economic and social impact of gaming in the United States. The legislation provides that, not later than two years after the enactment of such legislation, the commission must issue a report to the President and to Congress containing its findings and conclusions, together with recommendations for legislation and administrative actions. Any such recommendations, if enacted into law, could adversely impact the gaming industry and have a material adverse effect on the Company's business or results of operations. The Company is unable to predict whether this study will result in legislation that would impose regulations on gaming industry operators, including the Company, or whether such legislation, if any, would have a material adverse effect on the Company. Additionally, from time to time, certain federal legislators have proposed the imposition of a federal tax on gaming revenues. Any such tax could have a material adverse effect on the Company's financial condition or results of operations.

RISKS OF EXISTING COLORADO OPERATIONS

    ACCESS TO BLACK HAWK AND CRIPPLE CREEK. The cities of Black Hawk and Cripple Creek are located in the Colorado Rockies and each is serviced by winding mountain roads that require extremely cautious driving, especially in bad weather. These roads also have tunnels that are subject to closure. Congestion on the roads leading into Black Hawk and Cripple Creek is not uncommon during the peak summer season, holidays, and other times of the year and may discourage potential customers from traveling to the Company's casinos. In addition, concerns about the overall availability of convenient parking in Black Hawk and, to a lesser extent, Cripple Creek may discourage some potential customers. Further, Black Hawk and, to a lesser extent, Cripple Creek have experienced unanticipated demands for their municipal systems, including water and sewage treatment facilities. Increased levels of activity in the area may exacerbate old or pose new municipal and environmental problems, the costs of which could be borne by the gaming industry and in part by the Company.

    ENVIRONMENTAL CONSIDERATIONS. The Colorado Central Station Casino is located in an area that has been designated by the Environmental Protection Agency (the "EPA") as a superfund site on the National

Priorities List, known as the Central City-Clear Creek Superfund Site (the "Site"), as a result of contamination from historic mining activity in the area. The EPA is entitled to proceed against owners and operators of properties located within the Site for remediation and response costs associated with their properties and with the entire Site. The Colorado Central Station Casino is located within the drainage basin of North Clear Creek and is therefore subject to potentially contaminated surface and ground water from upstream mining-related sources. Soil and ground water samples on the Site indicate that several contaminants exist in concentrations exceeding drinking water standards. Records relating to historical uses of the Site are uncertain as to whether mining actually occurred below the Company's property. Records do indicate that an ore loading dock for a railroad depot was once located on adjacent property, and railroad tracks were present on the Company's property. Management is not aware of any environmental issues associated with these activities.

DEPENDENCE ON KEY PERSONNEL

    The success of Anchor is largely dependent on the efforts and skills of Stanley E. Fulton, its Chairman of the Board, and other key officers and employees of Anchor. The loss of Mr. Fulton's or such other key officers' or employees' services could have a material adverse effect on Anchor. The expansion of Anchor's businesses may require additional managers with gaming industry experience, as well as skilled employees. A shortage of skilled management personnel exists in the gaming industry, which may make it more difficult and expensive to attract and retain qualified managers and employees. In addition, some of the Company's key employees perform their services under contracts that do not contain covenants not to compete with the Company, and it is therefore possible that competitors could attempt to hire certain of the Company's key employees. One of the Company's key game development employees has a contract that allows him to pursue certain gaming related businesses for an entity not controlled by Anchor, and it is therefore possible that this key employee could devote substantial attention to enterprises other than Anchor. See "Management -- Employment Contracts, Termination of Employment, and Change-in-Control Arrangements."

CONTROL OF THE COMPANY

    Upon completion of this Offering, the officers and directors of the Company and members of their respective families will own beneficially approximately 40.5% of the outstanding Common Stock (38.4% if the Underwriters' over-allotment option is exercised in full). The ability to vote these shares gives such persons the ability to exert substantial influence over any matter coming to a vote of stockholders of the Company, including the election of directors and votes concerning a merger, asset sale, or other major corporate transaction affecting the Company. All six of Mr. Fulton's children and a third party have granted him an irrevocable proxy expiring on December 31, 1998 to vote their shares of Common Stock. As a result, Mr. Fulton will have voting control of 39.2% of the Common Stock to be outstanding after this Offering. Such voting power, together with certain anti-takeover provisions included in the Company's Articles of Incorporation and Bylaws and a Shareholder Rights Plan, could have the effect of delaying or discouraging an unsolicited takeover of the Company. See "Principal and Selling Stockholders"; "Description of Capital Stock -- Rights Plan"; and "Description of Capital Stock -- Certain Provisions Relating to Changes in Control."

SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this Offering, the Company will have 12,996,607 shares of Common Stock outstanding (assuming no exercise of outstanding options and warrants). The 1,800,000 shares of Common Stock sold in this Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares purchased by affiliates of the Company. Virtually all shares of Common Stock outstanding prior to this Offering are freely tradeable or generally may be freely sold in "brokers transactions" under Rule 144 under the Securities Act by the holders thereof that have not been "affiliates" of the Company for a period of 90 days. At August 27, 1997 there were outstanding options to purchase 1,071,450 shares of Common Stock, of which 168,200 were exercisable at August 27, 1997 and 198,075 of which will become exercisable on or before October 26, 1997. In October 1995, the Company registered for resale 300,000 shares of Common Stock issuable pursuant to option agreements entered into by the Company with certain of its officers, directors, and employees and pursuant to options issuable under the Company's 1995 Stock Option Plan. In connection with this Offering, the Selling Stockholders have agreed not to sell any Common Stock for a period of 90 days following the date of the final Prospectus without the prior written consent of the Representatives of the Underwriters. See "Underwriting." The sale or availability for sale of substantial amounts of Common Stock in the public market after this Offering could adversely affect the market price of the Common Stock.

                          PRICE RANGE OF COMMON STOCK

    There was no trading market for the Common Stock before January 28, 1994. The Common Stock was listed on the Nasdaq National Market on January 28, 1994 and trades under the symbol "SLOT." The following table sets forth the range of high and low closing prices per share of the Common Stock on the Nasdaq National Market for the indicated periods.

                                                                                                   PRICE RANGE OF
                                                                                                    COMMON STOCK
                                                                                                 ------------------
                                                                                                  HIGH        LOW
                                                                                                 -------    -------
YEAR ENDED JUNE 30, 1995
First quarter.................................................................................   $19 1/2    $11 1/4
Second quarter................................................................................    19 1/4     14 1/4
Third quarter.................................................................................    19         15 1/4
Fourth quarter................................................................................    23 5/8     15 1/4


YEAR ENDED JUNE 30, 1996                                                                          HIGH        LOW
                                                                                                 -------    -------
First quarter.................................................................................   $26 1/2    $20 1/2
Second quarter................................................................................    25 1/4     18 7/8
Third quarter.................................................................................    32 1/4     21 3/4
Fourth quarter................................................................................    69         32 3/4

YEAR ENDED JUNE 30, 1997                                                                          HIGH        LOW
                                                                                                 -------    -------
First quarter.................................................................................   $68 3/4    $50 1/2
Second quarter................................................................................    64 1/2     30 1/8
Third quarter.................................................................................    40 3/4     27 7/8
Fourth quarter................................................................................    47 3/4     25

YEAR ENDED JUNE 30, 1998                                                                          HIGH        LOW
                                                                                                 -------    -------
First quarter (through August 27, 1997).......................................................   $83 1/2    $47 1/4

    On August 27, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $78.375 per share, and there were approximately 5,000 beneficial holders of the Common Stock.

                                DIVIDEND POLICY

    The Company has not declared any dividends since the time of the IPO. The board of directors of the Company intends to retain any earnings of the Company to support operations and to finance expansion and does not intend to pay cash dividends on the Common Stock in the foreseeable future. The Company is a party to a revolving credit agreement with a bank that prohibits the payment of dividends. Subject to contractual restrictions, any future determinations as to the payment of dividends will be at the discretion of the board of directors of the Company and will depend on the Company's financial condition, results of operations, capital requirements, and such other factors as the board of directors of the Company deems relevant.

                  SELECTED FINANCIAL AND OPERATING INFORMATION

    The following selected financial and operating information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere or incorporated by reference in this Prospectus. The income statement and balance sheet data for each of the five fiscal years ended June 30, 1997 are derived from the audited consolidated financial statements of the Company.

                                                                               FISCAL YEAR ENDED JUNE 30,
                                                                  -----------------------------------------------------
                                                                    1993     1994 (1)     1995       1996       1997
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Revenues:
    Casino operations...........................................  $   3,896  $  23,713  $  56,184  $  65,125  $  69,223
    Proprietary games...........................................        117      4,147     14,159     21,457     49,716
    Route operations............................................     25,018     26,123     25,818     28,651     33,509
    Food and beverage...........................................        446        786      1,250      1,233      1,300
                                                                  ---------  ---------  ---------  ---------  ---------
      Total revenues............................................     29,477     54,769     97,411    116,466    153,749
  Costs and expenses:
    Casino operations...........................................      1,326      8,199     21,500     26,830     29,100
    Proprietary games...........................................        141      3,047      9,851     12,114     11,039
    Route operations............................................     14,869     15,416     15,659     17,158     19,905
    Food and beverage...........................................        478        768      1,387      1,300      1,432
    Selling, general, and administrative........................      3,573     10,375     20,949     21,074     28,164
    Preopening costs............................................     --            731     --         --         --
    Project cost write-downs....................................     --         --         --         --          2,117
    Depreciation and amortization...............................      1,317      2,121      3,215      4,110      8,798
                                                                  ---------  ---------  ---------  ---------  ---------
      Total costs and expenses..................................     21,704     40,657     72,561     82,586    100,555
                                                                  ---------  ---------  ---------  ---------  ---------

  Income from operations........................................      7,773     14,112     24,850     33,881     53,194
  Interest income...............................................         88        379      1,105      2,028      3,793
  Interest expense..............................................       (954)    (1,314)      (732)      (429)      (288)
  Other income (expense) (2)....................................         87        244        244         43        (22)
                                                                  ---------  ---------  ---------  ---------  ---------
  Income before provision for income taxes......................      6,994     13,421     25,467     35,523     56,677
  Historical and pro forma provision for income taxes (3).......      2,378      4,702      9,486     13,188     21,001
                                                                  ---------  ---------  ---------  ---------  ---------
  Net income and pro forma net income (3).......................  $   4,616  $   8,719  $  15,981  $  22,335  $  35,676
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------
  Weighted average common and common equivalent shares
    outstanding (4).............................................      6,459      8,481     11,447     12,153     13,691
  Earnings and pro forma earnings per common and common
    equivalent share (3)........................................  $    0.71  $    1.03  $    1.40  $    1.84  $    2.61

OTHER DATA:
  EBITDA (5)....................................................  $   9,088  $  16,233  $  28,065  $  37,990  $  61,992
  Capital expenditures..........................................      5,142     17,921      7,834     27,916     38,108

                                                                                     AS OF JUNE 30,
                                                                  -----------------------------------------------------
                                                                    1993     1994 (1)     1995       1996       1997
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.....................................  $   3,872  $  10,472  $  26,132  $  78,113  $  66,427
  Total assets..................................................     22,576     58,903     79,266    162,312    188,876
  Long term notes payable.......................................     17,243      6,927      5,989      3,650      2,800
  Stockholders' equity (6)......................................      3,840     47,001     64,832    146,307    171,331

------------------------------

(1) Reflects six months of operations at the Company's Colorado Central Station Casino in Black Hawk, Colorado, which opened December 25, 1993, and five months of proprietary games operations acquired in conjunction with the Company's IPO.

(2) Other income (expense) consists of minority interest in earnings of consolidated subsidiary, and other income (expense).

(3) A pro forma provision for federal income taxes (assuming a 34% effective tax rate through fiscal 1994) has been calculated for all periods prior to the IPO as if the principal subsidiaries of the Company had not elected to be treated as S corporations during those periods.

(4) Weighted average shares outstanding are presented as if the reorganization completed in conjunction with the Company's IPO took place July 1, 1992.

(5) EBITDA consists of income from operations plus depreciation and amortization. EBITDA is not a measure of performance or financial condition under generally accepted accounting principles, but is presented solely as supplemental disclosure because the Company believes that it enhances the understanding of the ability to service debt. EBITDA should not be considered in isolation or as a substitute for other measures of financial performance or liquidity under generally accepted accounting principles.

(6) Because the principal subsidiaries of the Company elected to be treated as S corporations prior to the Company's IPO, a substantial portion of the Company's net income prior to the IPO was distributed to its stockholders. Subsequent to its IPO, earnings have been retained to support operations and to finance expansion.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    In February 1994, Anchor completed its IPO of 3,162,500 shares of Common Stock at a price of $12 per share. Simultaneous with the closing of the IPO, Anchor became the holding company for its current subsidiaries, Anchor Coin, Colorado Grande Enterprises, Inc., C.G. Investments, Inc., and D D Stud, Inc., which had been operated under different ownership structures controlled primarily by Stanley E. Fulton, the Chairman of the Board, Chief Executive Officer, and acting Chief Financial Officer of Anchor. Also at the time of the IPO, the Company acquired all of the beneficial ownership of Global Gaming Products, L.L.C. and certain related assets from Global Distributors, Inc. (the "Acquisition"), which were primarily involved in the distribution of the proprietary game Silver Strike. Stanley E. Fulton also owned 50% of Global Gaming Products, L.L.C. prior to the Acquisition. The financial position and operating results of Colorado Grande Enterprises, Inc. are included in the consolidated financial statements as an 80% consolidated subsidiary.

    On April 23, 1996, the Company completed a secondary offering of 2.3 million shares of Common Stock at a price of $37 per share. 1.55 million of these shares were sold by the Company (the "Secondary Offering") and the remaining 750,000 shares were sold by selling stockholders. Net proceeds to the Company from the Secondary Offering were $53.9 million.

    The following table sets forth the percentage of Anchor's total revenues attributable to casino operations, proprietary games operations, gaming machine route operations, and food and beverage operations during the fiscal years ended June 30, 1997, 1996, and 1995. The growth in proprietary games revenue as a percentage of total revenues is attributable primarily to the Company's introduction of the new proprietary game Wheel of Gold, which began generating revenue in the third quarter of fiscal 1996 and to a lesser extent, the commencement of the Company's strategic alliance with IGT during the second half of fiscal 1997. The Company's food and beverage revenues are derived primarily from its casino operations and, to a lesser extent, from its route operations.

                                                                               FISCAL YEARS ENDED JUNE 30,
                                                                          -------------------------------------
                                                                             1995         1996         1997
                                                                          -----------  -----------  -----------
SOURCES OF REVENUES:
Casino operations.......................................................       57.7%        55.9%        45.0%
Proprietary games operations............................................       14.5         18.4         32.4
Route operations........................................................       26.5         24.6         21.8
Food and beverage operations............................................        1.3          1.1           .8
                                                                              -----        -----        -----
    Total Revenues......................................................      100.0%       100.0%       100.0%
                                                                              -----        -----        -----
                                                                              -----        -----        -----

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

    REVENUES. Total revenues were $153.7 million for the fiscal year ended June 30, 1997, an increase of $37.2 million or 31.9% from $116.5 million for the fiscal year ended June 30, 1996.

    Revenues from casino operations were $69.2 million for the fiscal year ended June 30, 1997, an increase of $4.1 million or 6.3% from $65.1 million for the fiscal year ended June 30, 1996. The increase is primarily due to increased revenue at the Colorado Central Station Casino and to a lesser extent due to increased revenues at the Colorado Grande Casino.

    Revenues from proprietary games operations were $49.7 million for the fiscal year ended June 30, 1997, an increase of $28.2 million or 131.2% from $21.5 million for the fiscal year ended June 30, 1996. This increase is primarily due to revenues generated from the Company's proprietary game, Wheel of

Gold, introduced December 29, 1995, as well as revenues from the Company's strategic alliance with IGT and to a lesser extent from its newest proprietary game, Totem Pole, and increased revenues generated from the proprietary game Clear Winner. These increases were offset to some extent by decreased revenues generated from the proprietary game Silver Strike.

    Revenues from route operations were $33.5 million for the fiscal year ended June 30, 1997, an increase of $4.8 million or 16.7% from $28.7 million for the fiscal year ended June 30, 1996. Machines on route increased to 801 at June 30, 1997, from 692 at June 30, 1996, while average machines on route during fiscal 1997 were 106 machines greater than fiscal 1996.

    COSTS AND EXPENSES. Total costs and expenses were $100.6 million for the fiscal year ended June 30, 1997, an increase of $18.0 million or 21.8% from $82.6 million for the fiscal year ended June 30, 1996. Total costs and expenses as a percentage of total revenues decreased to 65.5% during fiscal 1997 from 70.9% during fiscal 1996.

    Costs and expenses of casino operations were $29.1 million for the fiscal year ended June 30, 1997, an increase of $2.3 million or 8.6% from $26.8 million for the fiscal year ended June 30, 1996. Casino costs and expenses as a percentage of casino revenue increased to 42.0% during fiscal 1997 from 41.2% during fiscal year 1996. The increase in casino costs and expenses was primarily due to increased gaming taxes and promotions at both of the Company's casinos.

    Costs and expenses of proprietary games operations were $11.0 million for the fiscal year ended June 30, 1997, a decrease of $1.1 million or 9.1% from $12.1 million for the fiscal year ended June 30, 1996. Prior to the introduction of Wheel of Gold, most of the proprietary games operation's costs were associated with the production of Silver Strike tokens. Costs and expenses of proprietary games operations decreased primarily due to a decrease in Silver Strike token sales in fiscal 1997 compared to fiscal 1996. Proprietary games costs and expenses as a percentage of proprietary games revenues decreased to 22.1% during fiscal 1997 from 56.3% during fiscal 1996. The decrease in proprietary games costs as a percentage of revenue is a result of increased revenues from the Company's newer proprietary games, which incur less costs and expenses as a percentage of revenue than the Company's Silver Strike game, which previously accounted for most of the Company's proprietary games revenue.

    Costs and expenses of route operations were $19.9 million for the fiscal year ended June 30, 1997, an increase of $2.7 million or 15.7% from $17.2 million for the fiscal year ended June 30, 1996. Costs and expenses of route operations as a percentage of route revenue remained fairly constant at 59.4% during fiscal 1997 compared to 59.9% during fiscal 1996. The increase in route costs and expenses was primarily due to increased location costs and to a lesser extent increased direct payroll costs, both related to increased machines on route.

    Selling, general, and administrative ("SG&A") expenses were $28.2 million for the fiscal year ended June 30, 1997, an increase of $7.1 million or 33.7% from $21.1 million for the fiscal year ended June 30, 1996. SG&A expenses as a percentage of total revenue remained fairly constant at 18.4% during fiscal 1997 compared to 18.1% during fiscal 1996. The increase in total SG&A expenses is primarily due to increased expenses in the Company's proprietary games operations of approximately $4.7 million primarily due to increased research, development, and licensing costs and an increase in SG&A expenses at the Company's Colorado Central Station Casino of approximately $2.0 million. The Company incurred $231,000 in development costs during the fiscal year ended June 30, 1997 as compared to approximately $269,000 during the fiscal year ended June 30, 1996.

    In November 1996, the Company announced it was re-evaluating the scope and nature of its proposed addition of a new casino across the street from the Colorado Central Station Casino. During the fourth quarter of fiscal 1997, the Company determined it was necessary to recognize a project cost write-down of $2.1 million. The project costs were specifically related to architectural fees, building design costs, and deferred rent that were determined to have no future benefit.

    Depreciation and amortization expense was $8.8 million for the fiscal year ended June 30, 1997, an increase of $4.7 million or 114.6% from $4.1 million for the fiscal year ended June 30, 1996. This increase is primarily due to increased depreciation and amortization expense incurred in the Company's proprietary games operations.

    INCOME FROM OPERATIONS. As a result of the factors discussed above, income from operations was $53.2 million for the fiscal year ended June 30, 1997, an increase of $19.3 million or 56.9% from $33.9 million for the fiscal year ended June 30, 1996. As a percentage of total revenues, income from operations increased to 34.6% during fiscal 1997 from 29.1% during fiscal 1996.

    INTEREST INCOME. Interest income was $3.8 million for the fiscal year ended June 30, 1997, an increase of $1.8 million or 90.0% from $2.0 million for the fiscal year ended June 30, 1996. This increase is due to increased short-term investments resulting from an increase in working capital generated from operations as well as cash invested from the April 1996 Secondary Offering.

    INTEREST EXPENSE. Interest expense was $288,000 for the fiscal year ended June 30, 1997, a decrease of $141,000 or 32.9% from $429,000 for the fiscal year ended June 30, 1996. This decrease is due to reduced average notes payable during fiscal 1997 as compared to fiscal 1996.

    NET INCOME. As a result of the factors discussed above, net income was $35.7 million for the fiscal year ended June 30, 1997, an increase of $13.4 million or 60.1% from $22.3 million for the fiscal year ended June 30, 1996.

FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

    REVENUES. Total revenues were $116.5 million for the fiscal year ended June 30, 1996, an increase of $19.1 million or 19.6% from $97.4 million for the fiscal year ended June 30, 1995.

    Revenues from casino operations were $65.1 million for the fiscal year ended June 30, 1996, an increase of $8.9 million or 15.8% from $56.2 for the fiscal year ended June 30, 1995. The increase is primarily due to increased revenue at the Colorado Central Station Casino and to a lesser extent due to increased revenues at the Colorado Grande Casino.

    Revenues from proprietary games operations were $21.5 million for the fiscal year ended June 30, 1996, an increase of $7.3 million or 51.4% from $14.2 million for the fiscal year ended June 30, 1995. This increase is primarily due to revenues generated from the Company's proprietary game, Wheel of Gold, introduced December 29, 1995, as well as increased revenues generated from the proprietary games Clear Winner and Silver Strike.

    Revenues from route operations were $28.7 million for the fiscal year ended June 30, 1996, an increase of $2.9 million or 11.2% from $25.8 million for the fiscal year ended June 30, 1995. Machines on route increased to 692 at June 30, 1996, from 606 at June 30, 1995, while average machines on route during fiscal 1996 were 70 machines greater than fiscal 1995.

    COSTS AND EXPENSES. Total costs and expenses were $82.6 million for the fiscal year ended June 30, 1996, an increase of $10.0 million or 13.8% from $72.6 million for the fiscal year ended June 30, 1995. Total costs and expenses as a percentage of total revenues decreased to 70.9% during fiscal 1996 from 74.5% during fiscal 1995.

    Costs and expenses of casino operations were $26.8 million for the fiscal year ended June 30, 1996, an increase of $5.3 million or 24.7% from $21.5 million for the fiscal year ended June 30, 1995. Casino costs and expenses as a percentage of casino revenue increased to 41.2% during fiscal 1996 from 38.3% during fiscal year 1995. The increase in casino costs and expenses was primarily due to increased gaming taxes, direct payroll, and promotions at both of the Company's casinos.

    Costs and expenses of proprietary games operations were $12.1 million for the fiscal year ended June 30, 1996, an increase of $2.2 million or 22.2% from $9.9 million for the fiscal year ended June 30, 1995. Proprietary games costs and expenses as a percentage of proprietary games revenues decreased to 56.3% during fiscal 1996 from 69.7% during fiscal 1995. The decrease in proprietary games costs as a percentage of revenue is a result of the introduction during fiscal 1996 of Wheel of Gold which incurs less costs and expenses as a percentage of revenue than the Company's other proprietary games.

    Costs and expenses of route operations were $17.2 million for the fiscal year ended June 30, 1996, an increase of $1.5 million or 9.6% from $15.7 million for the fiscal year ended June 30, 1995. Costs and expenses of route operations as a percentage of route revenue decreased to 59.9% during fiscal 1996 from 60.9% during fiscal 1995. The increase in route costs and expenses was primarily due to increased location costs, related to increased machines on route, and to a lesser extent to increased direct payroll costs.

    SG&A expenses were $21.1 million for the fiscal year ended June 30, 1996, an increase of $125,000 or 0.6% from $20.9 million for the fiscal year ended June 30, 1995. SG&A expenses as a percentage of total revenue decreased to 18.1% during fiscal 1996 from 21.5% during fiscal 1995. The increase in SG&A expenses is primarily due to increased expenses at the Company's Colorado Central Station Casino of approximately $1.2 million and an increase in SG&A expenses in the Company's proprietary games operations of approximately $828,000, mostly offset by a reduction in corporate development costs. The Company incurred $269,000 in development costs during the fiscal year ended June 30, 1996 as compared to approximately $2.1 million during the fiscal year ended June 30, 1995.

    Depreciation and amortization expense was $4.1 million for the fiscal year ended June 30, 1996, an increase of $895,000 or 28.0% from $3.2 million for the fiscal year ended June 30, 1995. This increase is primarily due to increased depreciation and amortization expense incurred in the Company's proprietary games operations.

    INCOME FROM OPERATIONS. As a result of the factors discussed above, income from operations was $33.9 million for the fiscal year ended June 30, 1996, an increase of $9.0 million or 36.1% from $24.9 million for the fiscal year ended June 30, 1995. As a percentage of total revenues, income from operations increased to 29.1% during fiscal 1996 from 25.6% during fiscal 1995.

    INTEREST INCOME. Interest income was $2.0 million for the fiscal year ended June 30, 1996, an increase of $923,000 or 83.9% from $1.1 million for the fiscal year ended June 30, 1995. This increase is due to increased short-term investments resulting from an increase in working capital generated from operations as well as cash invested from the April 1996 Secondary Offering.

    INTEREST EXPENSE. Interest expense was $429,000 for the fiscal year ended June 30, 1996, a decrease of $303,000 or 41.4% from $732,000 for the fiscal year ended June 30, 1995. This decrease is due to reduced average notes payable during fiscal 1996 as compared to fiscal 1995.

    NET INCOME. As a result of the factors discussed above, net income was $22.3 million for the fiscal year ended June 30, 1996, an increase of $6.3 million or 39.4% from $16.0 million for the fiscal year ended June 30, 1995.

LIQUIDITY AND CAPITAL RESOURCES

    Anchor's principal sources of liquidity have been cash flows from operations and the net proceeds from the Secondary Offering in April 1996 and the IPO in February 1994. Net proceeds to the Company from the Secondary Offering were $53.9 million, and net proceeds from the IPO were $34.1 million. Net cash provided by operating activities was $43.4 million during fiscal 1997 and $28.8 million during fiscal 1996. At June 30, 1997, the Company had cash and cash equivalents of $66.4 million, working capital of $64.6 million, and a $10.0 million unsecured revolving bank line of credit (the "Bank Revolver").

    In fiscal 1997, the Company spent $38.1 million on capital expenditures, primarily related to the purchase of gaming devices and equipment for use in its proprietary games operations of approximately $30.0 million. In addition, the Company spent $5.7 million during fiscal 1997 related to projects in Colorado including the expansion of the existing Colorado Central Station Casino to accommodate an additional 65 machines, the expansion and improvement of parking facilities at the Colorado Central Station Casino, and the planned development of a second casino in Black Hawk, Colorado. $2.1 million was spent on architectural and design costs for the planned development of the second casino in fiscal 1997 and 1996 and was ultimately written off in fiscal 1997.

    In April 1997, the board of directors authorized a repurchase of up to 1,000,000 shares of the Company's common stock. At June 30, 1997, the Company had repurchased 336,000 shares of stock at a cost of $13.5 million.

    During fiscal year 1997, the Company made $3.1 million in advances to a 50% owned joint venture engaged in the operation of proprietary gaming devices.

    In November 1996, the Company's $20 million secured bank line of credit expired. In April 1997, the Company entered into the Bank Revolver, which expires November 30, 1998. The Bank Revolver bears interest at the prime rate of interest or LIBOR plus 2%, at the Company's option. The Company has agreed to maintain certain financial and non-financial covenants customary with lending arrangements of this type. The Company has remained in compliance with the covenants throughout the term of the credit facility. During fiscal 1997 the Company did not borrow under the Bank Revolver or the line of credit.

    The Company believes its principal liquidity requirements will be the purchase of additional proprietary gaming machines in formats that have already been introduced to the market, the development and purchase of proprietary gaming machines in formats that have not yet been introduced, and depending upon the outcome of the Company's re-evaluation of the scope and nature of its Colorado expansion options, the funding of such an expansion. At June 30, 1997, the Company had commitments to purchase gaming equipment for approximately $5.6 million. The Company believes that cash on hand, cash flow from operations, and available borrowings under the Bank Revolver will be sufficient to fund its currently planned capital projects and operations.

    The Company continually seeks opportunities to expand its gaming oriented businesses in new and existing gaming jurisdictions. If successful in pursuing another opportunity in any gaming oriented business and depending on the amount of funding required, the Company may be required to obtain additional financing.

RECENTLY ADOPTED ACCOUNTING STANDARDS

    In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 is effective for fiscal years beginning after December 15, 1995. Adoption of SFAS 121 in the current year did not have a material effect on the consolidated financial statements of the Company.

    In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. The Company continues to account for stock based compensation arrangements in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees," and therefore the adoption of SFAS 123 had no effect on the financial position or results of operations of the Company. The Company has included additional disclosures about stock-based employee compensation plans as required by SFAS 123 in its financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In February 1997, the FASB issued Statement No. 128, "Earnings per Share." This statement establishes standards for computing and presenting earnings per share and is effective for financial statements issued for periods ending after December 15, 1997. Earlier application of this statement is not permitted and upon adoption requires restatement (as applicable) of all prior-period earnings per share data presented. Management believes that the implementation of this standard will not have a significant effect on earnings per share.

    In February 1997, the FASB issued Statement No. 129, "Disclosure of Information about Capital Structure." This statement establishes standards for disclosing information about an entity's capital structure. Management intends to comply with the disclosure requirements of this statement, which are effective for periods ending after December 15, 1997.

    In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management does not believe that SFAS 130 will have a material effect on Anchor's financial statements.

    In June 1997, the FASB issued Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("SFAS 131"). This statement establishes additional standards for segment reporting in the financial statements and is effective for fiscal years beginning after December 15, 1997. The Company believes the segment information required to be disclosed under SFAS 131 will be more comprehensive than previously provided, including expanded disclosure of income statement and balance sheet items for each of its reportable segments under SFAS 131. However, the Company has not yet completed its analysis of which operating segments will be subject to this reporting requirement.

                                    BUSINESS

GENERAL

    Anchor is a diversified gaming company that seeks to capitalize on its experience as an operator and developer of gaming machines and casinos by developing gaming oriented businesses. Anchor develops and distributes unique proprietary games, operates two casinos in Colorado, including the state's most profitable casino, and operates one of the largest and one of the most profitable gaming machine routes in Nevada. Management believes that the Company benefits from, among other factors: (i) depth of experienced and proven management at both the corporate and operating levels; (ii) a diversified and stable earnings base with significant recurring revenue sources; (iii) unique experience in developing and marketing proprietary games; (iv) proven experience in developing, constructing, and operating profitable casino enterprises; (v) the ability to effectively and profitably distribute existing and new proprietary games due to its large established casino customer base and its licenses in virtually all major domestic gaming jurisdictions; (vi) a strong balance sheet with which to fund future growth opportunities; and (vii) attractive existing internal growth opportunities in its core businesses. Since fiscal 1990, its first full year of operations, through fiscal 1997, Anchor has achieved eight consecutive years of revenue, net income, and earnings per share growth, with revenue, net income, and earnings per share during this period growing at compounded annual rates of 44%, 63%, and 43%, respectively. Additionally, Anchor's operating results through June 30, 1997 reflect 20 consecutive quarters in which revenue, net income, and earnings per share increased over the comparable period in the prior year.

PROPRIETARY GAMES

    Anchor develops proprietary games, which it both markets to unaffiliated casinos and uses in its own gaming operations. The Company's strategy is to develop games that provide casinos with a higher win per machine than their existing gaming devices while generating significant recurring revenues to the Company from royalty, revenue participation, or other similar agreements. Although the Company initially developed proprietary games as a complement to its own gaming machine operations, since February 1993 the Company has been actively marketing its proprietary games to unaffiliated casinos. The Company currently provides proprietary games to virtually every major casino in the United States, as well as its own casinos. In September 1996, the Company entered into a strategic alliance with IGT to enhance the Company's ability to develop and distribute proprietary games. Through this strategic alliance the Company and IGT have formed the Anchor IGT JV to develop, integrate, and distribute proprietary game concepts on a WAP system. The strategic alliance also contemplates that in certain circumstances and in specified jurisdictions, the proprietary game concepts may be developed and distributed on a stand alone basis. Proprietary games revenue totaled $49.7 million for the fiscal year ended June 30, 1997, an increase of approximately 132% over fiscal year 1996.

    The Company, seeking to capitalize on its established sales and marketing infrastructure, its extensive base of existing casino customers, and its licenses in virtually all major domestic gaming jurisdictions, has been actively developing proprietary games, which can be classified as either a dedicated proprietary game, a proprietary game on a WAP, or a converted proprietary game. The Company's games are designed to increase overall gaming customer play levels by either enticing the slot player to play longer or to wager more coins per play. The Company believes that a significant opportunity exists to further expand and develop the market for proprietary games distributed on a participation basis.

    DEDICATED PROPRIETARY GAMES. The Company has successfully developed or acquired the rights to five proprietary games that are currently installed and approved for use in unaffiliated casinos. Anchor's dedicated proprietary games include Wheel of Gold, Totem Pole, Silver Strike, Clear Winner, and Rock'N'Reels. All of the machines are placed in casinos free of charge allowing the casino to avoid up-front purchase costs and providing significant recurring revenues to Anchor under royalty, revenue participation, or other similar agreements. The machines utilize numerous unique concepts and designs in order to increase overall gaming customer play levels. For example, the Company's two most popular dedicated proprietary games, Totem Pole and Wheel of Gold, each incorporate innovative game features that contribute to higher play levels. Totem Pole comprises three games in one slot machine creating a unique visual presentation in the casino environment. Greater play levels are realized on Totem Pole because the player must insert the maximum number of coins to activate all three games and benefit from the addition of a wild symbol. Players on the Wheel of Gold machine have the opportunity to activate on the same machine a three dimensional "roulette" type wheel with significantly higher potential winnings, providing a secondary game event and additional excitement to the customer through the Company's "game within a game" concept. The "game within a game" concept provides the player an incentive to increase play through the secondary game event, thereby maximizing customer playing time. Wheel of Gold is the first generation of the Company's "game within a game" concept that management believes will form the basis of a significant portion of its future dedicated game designs. The Company has additional innovative game machine concepts in various stages of development using the Company's "game within a game" concept and other unique concepts.

    WAP PROPRIETARY GAMES. A WAP is a system that electronically links individual slot machines among multiple locations, allowing all the machines to share a common jackpot. The WAP jackpot increases, or progresses, by a certain percentage of each coin inserted into any one of the machines on the WAP network, thereby allowing the jackpot to increase rapidly to a significant amount. Management believes that the large jackpots offered by WAP machines attract a distinct portion of a customer's gaming budget as compared to a non-progressive slot machine. In order to capture this portion of a customer's gaming budget, the Company has entered into a strategic alliance resulting in the Anchor IGT JV to develop and install WAP machines based on both its dedicated proprietary games and other proprietary designs. The Company and IGT share in the management of the Anchor IGT JV and will share equally in its profits and losses. The first WAP machine introduced by the Anchor IGT JV is the Wheel of Fortune-TM-, a game that is very similar to the Company's Wheel of Gold. Additionally, the Anchor IGT JV has initiated introduction of Totem Pole on a WAP and has other WAP concepts at various stages of development.

    CONVERSION OPPORTUNITY. The Company's first proprietary game was the video poker game Double Down Stud, a software conversion kit that the Company installs in existing third party casino gaming machines. The enhancement created by this installation provides the Company a daily royalty for each converted game. Management believes that as casinos experience pressure to increase "same store sales" they will seek to enhance the performance of their installed base of machines by adding new features by means of conversion kits. The Company is currently developing technology to allow older generation slot machines to utilize additional features such as a secondary game event. The Company anticipates that the conversion kits would be installed on a royalty or similar basis. The Company estimates that there are currently more than 300,000 slot machines installed in the United States. The Company believes that this installed base of machines represents a substantial opportunity for installation of conversion kits.

    The following is a description of the Company's proprietary games that are currently being distributed.

- DOUBLE DOWN STUD    Double Down Stud is a software conversion kit introduced in 1993 that is installed in casino customers' gaming machines to allow players to play a unique version of video poker.

- SILVER STRIKE       Silver Strike is a standard slot machine, the rights to which were acquired at the time of the IPO in 1994, that pays out souvenir tokens for certain winning combinations. Anchor furnishes Silver Strike machines free of charge to its casino customers, who agree to purchase the silver tokens exclusively from the Company.

- CLEAR WINNER        Clear Winner is a standard slot machine introduced in 1995 that is remanufactured into a clear cabinet so that players can observe all of its inner workings. The game includes state of the art signage and a custom designed cabinet.

- WHEEL OF GOLD       Wheel of Gold is a standard slot machine introduced in 1995 that has the added dimension of giving players the opportunity to activate on the same machine a three-dimensional "roulette" type wheel with significantly higher potential winnings, providing additional excitement to the player through the Company's "game within a game"
                      concept.

- TOTEM POLE          Introduced in 1996, Totem Pole incorporates three games in one device, each of which is activated by inserting two coins. Each successive game played provides the possibility of greater payback to the player. When the player activates all three games by playing six coins, the player is rewarded with a "wild" symbol common to all three games.

- ROCK'N'REELS        Introduced in 1996, Rock'N'Reels is a specially packaged standard slot machine designed to evoke the image of a vintage juke box. The game is enhanced with state of the art sound and signage.

    DEVELOPMENT. Anchor is continually engaged both in the development of new proprietary games and in the improvement of existing games. After the Company has identified the basic concept for a new game, it works to refine the new game to maximize player appeal. The Company's efforts include computer simulated studies of the game probabilities to determine the optimal pay schedules; research of, and application for, any significant intellectual property rights that can be claimed; design of packaging for the game; establishment of a pricing strategy for the game; and application for the necessary regulatory approvals. Anchor then solicits feedback from potential casino customers to further refine the game. At the production stage, Anchor and the manufacturer refine the technology and construction of the game. Prior to the release of any new game, Anchor must receive necessary regulatory approvals.

    DISTRIBUTION. Anchor has an established sales organization with offices in Nevada, Missouri, Mississippi, Louisiana, and New Jersey servicing an established customer base of over 200 casinos at June 30, 1997. The Company distributes its proprietary games primarily through a direct sales effort in which sales representatives call on casinos and other potential customers. Anchor also uses distributors in a limited number of jurisdictions. The Company derives recurring revenues on its machines in various forms, including daily or similar royalties, revenue participation agreements, and other similar agreements with casinos, and, in the case of Silver Strike, by selling the souvenir tokens to casinos.

    ANCHOR IGT STRATEGIC ALLIANCE. In September 1996, the Company entered into an agreement with IGT (the "Strategic Alliance"). The Company believes that the Strategic Alliance will facilitate both the expansion of their proprietary games business and the Company's ability to develop and distribute additional proprietary games on a WAP.

    As part of the Strategic Alliance, Anchor and IGT have formed an initial joint venture. The Company and IGT share in the management of the joint venture and will share equally in the profits and losses of the joint venture. IGT's wide area progressive gaming system is being used within the joint venture for a variety of the Company's dedicated proprietary game concepts including Wheel of Gold and Totem Pole. IGT's Wheel of Fortune-TM- game is also covered under the Strategic Alliance. Property, including intellectual property, developed through the joint venture is owned by the joint venture. After an initial ten year term, either party may terminate the joint venture upon at least one year's prior notice. The joint venture does not acquire any rights to the intellectal property rights of each of Anchor and IGT that are developed outside of the joint venture.

    The Company believes the Strategic Alliance will enhance the profitability of games developed by the Company in the future through either an expansion of the initial joint venture or similar joint venture agreements with IGT, or both. In the event that any particular state jurisdiction prohibits the equal share of profits and losses in the joint venture, it is contemplated that alternative arrangements will be made to satisfy such regulatory objections.

    INTELLECTUAL PROPERTY RIGHTS. Anchor has secured and endeavors to secure, to the extent possible, exclusive rights in its games, primarily through federal and foreign intellectual property rights, such as patents and trademarks. The United States Patent and Trademark Office has issued four patents covering the Double Down Stud games in the United States. These patents expire on March 31, 2009. The United States Patent and Trademark Office has issued one patent covering innovations of the Silver Strike game in the United States, but there is no independent protection of the game itself. This patent expires on March 14, 2012. In 1993, the Company received a U.S. patent relating to a system it developed that allows players of gaming devices to participate in a group game, such as bingo, without leaving the gaming device they are playing. In order to protect potential foreign sources of income, the Company has filed patent applications and trademark applications in strategically selected foreign countries. There can be no assurance that any of the pending U.S. or foreign patent or trademark applications will issue as patents or trademark registrations, respectively, or that any of these rights will not be infringed by others or that already issued patents or trademark registrations will not be invalidated or canceled. None of the foregoing measures provides assurance that Anchor's proprietary games or the concepts incorporated in the games could not be successfully duplicated by third parties. Third parties could infringe on Anchor's rights, or Anchor's proprietary games could be successfully duplicated without infringing on Anchor's legal rights. Many elements incorporated in Anchor's proprietary games are in the public domain or otherwise not susceptible to legal protection, and the steps taken by Anchor will not, in and of themselves, preclude competition with Anchor's proprietary games.

    Double Down Stud, Colorado Central Station, Silver Strike, and Fast Track Express are registered trademarks of Anchor. Anchor also has applications pending on several other trademarks and/or service marks, including Anchor Gaming, Anchor Games, Spin for Cash, Wheel of Gold, Clear Winner, Colorado Grande, Totem Pole, Cash Ball, Keno Bucks, Rock'N'Reels, and Fast Track Slot Club. There can be no assurance that the pending trademark or patent applications will be issued, that the Company's applications will not be opposed by a third party, or that Anchor will not face third parties' claims to prior use of one or more of these marks or patents.

CASINOS

    GENERAL. In November 1990, the state of Colorado approved limited stakes gaming ($5.00 or less per wager) in two historic gold mining areas, Black Hawk/Central City and Cripple Creek. Because of the $5.00 maximum bet, Anchor's casinos in Colorado emphasize gaming machine play. Anchor currently operates a casino in each of these markets, the Colorado Central Station Casino in Black Hawk and the Colorado Grande Casino in Cripple Creek. Black Hawk and Central City are contiguous and are located approximately 40 miles from Denver and 10 miles from Interstate 70, the main highway connecting Denver to many of Colorado's major ski resorts. Cripple Creek is located approximately 45 miles from Colorado

Springs and 75 miles from Pueblo. Casinos located in the Black Hawk/Central City area serve primarily the residents of Denver and Boulder, Colorado and surrounding communities, an area with a total population in excess of 1.8 million. Approximately three million people live within a 100-mile radius of the Black Hawk/Central City area. Casinos located in Cripple Creek serve primarily the residents of Colorado Springs, Pueblo, and surrounding communities. More than two million people live within a 100-mile radius of Cripple Creek.

    The following table sets forth statistical information related to casinos in the state of Colorado, the Black Hawk/Central City market, Cripple Creek, and the Company's casinos during the fiscal years ended June 30, 1995, 1996, and 1997 compiled from data published by the Colorado Limited Gaming Control Commission.


                                                        COMBINED    COLORADO
                                                       BLACK HAWK/   CENTRAL              COLORADO
                                                         CENTRAL     STATION    CRIPPLE    GRANDE
FISCAL YEARS ENDED JUNE 30,                 COLORADO      CITY       CASINO      CREEK     CASINO
                                            ---------  -----------  ---------  ---------  ---------
Revenue per device per day (1):
  1997....................................  $      86   $      99(2) $     239 $      63  $     119
  1996....................................         87          96(2)       253        69        105
  1995....................................         81          88(2)       225        65         80

Aggregate gaming revenue (in thousands):
  1997....................................  $ 423,432   $ 315,983   $  60,284  $ 107,449  $   9,170
  1996....................................    401,864     302,971      57,698     98,893      7,522
  1995....................................    358,861     270,282      50,763     88,579      5,583

Average number of gaming devices in
 operation(1):
  1997....................................     13,435       8,758         689      4,677        212
  1996....................................     12,607       8,691         625      3,917        196
  1995....................................     12,117       8,394         617      3,723        192

Average number of casinos in operation:
  1997....................................         56          32          --         25         --
  1996....................................         57          32          --         25         --
  1995....................................         59          34          --         24         --

------------------------------

(1) Devices include gaming machines and table games.

(2) Revenue per device per day for the combined Black Hawk/Central City market excluding the Colorado Central Station Casino was $87, $83, and $77 for the fiscal years ended June 30, 1997, 1996, and 1995, respectively.

    COLORADO CENTRAL STATION CASINO. On December 25, 1993, the Company opened the Colorado Central Station Casino in Black Hawk at a cost of approximately $25.0 million. The Colorado Central Station Casino is currently the highest revenue producing and most profitable casino in the state. After completion of a 2,750 square foot expansion in 1996, the casino building has approximately 49,000 square feet of main facility area, with 16,637 square feet of gaming space over three floors. The Colorado Central Station Casino features more than 680 gaming machines, ten blackjack tables, nine poker tables, and a food court restaurant area. The casino benefits from a favorable location, as it is the first casino encountered by customers traveling from Denver to the Black Hawk/Central City area. In addition, the Colorado Central Station Casino offers convenient parking to its customers, with approximately 700 parking spaces, whereas many other casinos in the Black Hawk/Central City market lack convenient parking and, as a result, have had difficulty attracting and retaining customers. The Colorado Central Station Casino is also the closest casino to Black Hawk's 3,000 space public parking facility, located one and one-half miles from the casino, and is the first stop from the parking facility on the parking lot shuttle bus route. Anchor believes that the Colorado Central Station Casino's location, convenient parking, size and design, and highly successful Fast Track Slot Club and player tracking system give it a competitive advantage over the other casinos in the Black Hawk/Central City market. The Colorado Central Station Casino is situated on approximately
1.8 acres of land on the south end of Black Hawk, near Main Street and Colorado State Highway 119. The Colorado Central Station Casino's net win per device (which includes both gaming machines and table games) per day was $239 for the fiscal year 1997 as compared to a reported average net win per device per day of $87 for the other casinos in the Black Hawk/Central City market for the same period.

    The Colorado Central Station Casino is fashioned in the style of a 19th century mining town railroad station. According to information on file with the Colorado Historic Preservation Office, the Colorado Central Station Casino property is within the Black Hawk Registered Historic District and meets the historical guidelines for use as a gaming establishment. Most casinos in Colorado occupy buildings that were originally constructed for uses other than gaming. In contrast, the Colorado Central Station Casino was constructed specifically for gaming activities, and as a result offers a more open, spacious gaming area, while using the maximum square footage allowed under Colorado law, which limits the square footage of a casino that may be used for gaming activities to 35% of the building and 50% of any one floor. At June 30, 1997, the Colorado Central Station Casino employed approximately 444 people and by law is allowed to be open seven days a week from 8:00 a.m. to 2:00 a.m.

    All gaming machines at the Colorado Central Station Casino offer bill validators that accept $1, $5, $10, $20, $50, and $100 bills. Management believes that bill validators increase revenues from its machines by allowing faster play and eliminating waiting time for change. In addition, the Company has installed an automated player tracking system at the casino that is tied into the Company's accounting system to provide detailed management reports regarding gaming machine use. The system facilitates the casino's Fast Track Slot Club, which is designed to attract and retain gaming patrons by enabling the Company to identify, market to, and reward its loyal customers. For the year ended June 30, 1997, over 65% of all money wagered at gaming machines at the Colorado Central Station Casino was from Fast Track Slot Club members.

    COLORADO GRANDE CASINO. The Company operates (through an 80% owned subsidiary) the Colorado Grande Casino in Cripple Creek, which is located approximately 45 miles from Colorado Springs and 75 miles from Pueblo. The Colorado Grande Casino, which opened October 11, 1991, is located at one of the principal intersections in Cripple Creek and features approximately 211 gaming machines, 44 adjacent parking spaces, and a full service restaurant and bar. In August 1995, the Company completed the installation of an automated player tracking system and a player slot club, "Maggie's Slot Club." Maggie's Slot Club and the player tracking system have enabled the casino to implement marketing programs designed to attract and increase the number of loyal casino customers. At June 30, 1997, Maggie's Slot Club had more than 50,000 members, a 108% increase over the prior year. Primarily as a result of a continual building of a customer base through the slot club and player tracking system, along with monthly Maggie's Slot Club promotions, slot revenue at the Colorado Grande increased approximately 24% during fiscal year ended June 30, 1997 as compared to fiscal year ended June 30, 1996. At June 30, 1997, the Colorado Grande Casino employed approximately 101 people and by law is allowed to be open seven days a week from 8:00 a.m. to 2:00 a.m.

    CANADIAN OPPORTUNITY. The Ontario provincial government has identified 44 locations throughout the Province of Ontario as sites for permanent charity based casino operations. These permanent charity gaming clubs will replace the current three-day roving Monte Carlo events and are being introduced as a way to both stabilize funding to charities and to increase control, supervision, and accountability in this gaming sector. The provincial government has had substantial success in introducing other regulated gaming locations as illustrated by the commercial casinos in Windsor and Niagara Falls. Each permanent charity based casino location will be limited to a total of 150 video lottery terminals and 40 table games. The Province of Ontario anticipates that the permanent charity based casinos will be approximately one-tenth of the size of a commercial casino such as Niagara Casino. Since its opening on December 9, 1996, through July 31, 1997, the Niagara Casino has reported revenues of $313 million. The permanent charity based casinos will be operated under management agreements with the province, which will provide the operator 10% of video lottery terminal revenue, 5% of table game, retail, and food and beverage revenue and 10% of net income. The provincial government has divided the locations into clusters of 5 or 6 locations per cluster that will each be operated under a single collective management agreement and 8 locations that will be operated under individual management agreements. Several of the clusters include locations in the metropolitan Toronto area. The provincial government has indicated that no operator will be awarded contracts for more than 25% of the total number of locations.

    In January 1997, the Company entered into the Anchor RPC JV for the purpose of submitting a proposal to operate permanent charity based casino operations in the Province of Ontario. In April 1997, the Anchor RPC JV submitted a proposal for the management agreements on all but one of the clusters and two of the single site management agreements. On August 13, 1997, the provincial government announced that, of the 39 original proposals received for consideration, it had selected a "short list" of 13 proposals that include the proposal submitted by the Anchor RPC JV. The Province of Ontario expects that some charity gaming clubs may be in operation by the end of 1997. There can, however, be no assurance with respect to Anchor's success in its effort to secure management contracts or if successful, the number of contracts or the time frame in which they might be awarded, in Ontario, Canada. See "Risk Factors -- Competition."

ROUTE OPERATIONS

    Anchor is one of the largest gaming machine route operators in Nevada with 801 gaming machines in 58 locations at June 30, 1997, up from 692 gaming machines in 50 locations at June 30, 1996. The Company's gaming machine route operations in Nevada involve the installation, operation, and service of gaming machines (virtually all video poker machines) under space leases with retail chains and under revenue participation agreements with local taverns and retail stores, principally in the Las Vegas area. Management believes that its route operation contracts provide the Company with a long-term, stable revenue source and that its route has the highest revenue and profit per machine of any route operation in the state of Nevada. In 1996, the Company extended its exclusive space lease agreement with Smiths, its largest route customer, for an additional five years at current rates through 2010. At June 30, 1997, 716 of the Company's 801 gaming machines in Nevada were located in or near Las Vegas, which has been one of the fastest growing cities in the United States in recent years. Anchor believes that its route operations will benefit from the continued growth of the Las Vegas area, the associated growth of its existing customers in that market, and the Company's continued installation of bill validators on its gaming machines.

    Anchor's agreements for its locations generally are in the form of either written space lease agreements or revenue sharing contracts and generally give Anchor the exclusive right to install gaming machines at such locations. Two of the Company's gaming route agreements are space leases with major retail chains that require payments of fixed monthly fees based on the amount of space used or the number of gaming machines installed at each location. The remainder of the Company's gaming route agreements are revenue participation arrangements, which provide for the payment to the location owner of a percentage of revenues generated by Anchor's machines at such location. A location owner is not permitted to receive a percentage of revenues unless such owner is licensed by the Nevada Gaming Commission. See "Regulation -- Nevada."

    In 1996, Anchor extended its space lease agreement with its largest gaming machine route customer, Smiths, which was scheduled to expire in the year 2005, for five additional years at current rates through 2010. Anchor paid $5.0 million to Smiths for this extension. The agreement with Smiths provides for a fixed monthly rental fee per store throughout the term of the agreement and grants Anchor the exclusive right to install gaming machines at all Smiths stores in Nevada, including stores opened in the future.

    Anchor's space leases and revenue participation arrangements generally require Anchor to pay all installation, maintenance, and insurance expenses related to its operations at each location. Applicable taxes are paid by Anchor under space leases and are generally shared on the same basis as revenues under revenue participation arrangements. The leases generally provide that if Anchor fails to pay the required rental or license fees or defaults in the performance of any of its other obligations, the location operator can terminate the lease. Anchor believes that it is not in default under any of its present space leases or revenue participation arrangements. Generally, in the ordinary course of business, Anchor has lease and other security deposits, prepaid rent, and advances held by the owners of chain stores and other location operators.

    Anchor attempts to attract and retain gaming machine route patrons by offering an attractive selection of gaming machines. Prior to installing machines at a location, Anchor studies the market potential and customer base and determines the appropriate machine mix for the location. Progressive jackpots are also offered at most of the Company's locations. Virtually all of the gaming machines operated by the Company's route operation are video poker machines because Anchor believes that interactive electronic games, such as video poker, are more attractive to its gaming machine route patrons than simple, mechanical reel-type slot machines.

    In marketing its services to the owners of retail stores and taverns, the Company also emphasizes quality service. The Company operates and services its machines using its own employees, who routinely repair and maintain the Company's gaming machines in order to improve reliability and in-service time. Management believes that the Company's gaming machines and related equipment are well maintained and in good working condition. In addition to physical service of the gaming machines, employees of the Company remove coins from the machines, refill machines that have exhausted their supply of coins, and provide payment of jackpots in excess of machine limits. Anchor also operates change booths at certain of its retail store locations.

SUPPLIERS

    Anchor has contracted with several manufacturers to develop both Anchor's existing and future product requirements. To date, the Company has purchased substantially all of the gaming machines used in its route operations from IGT. Silver Strike machines are currently produced by either IGT or Sigma Game, Inc. The primary components of Wheel of Gold are purchased from Bally Gaming International, Inc. and Acres Gaming. Totem Pole was originally manufactured for the Company by Universal Distributing of Nevada, Inc. Since that time, the Company has also contracted with Bally Gaming International, Inc. and IGT for the manufacture of Totem Pole. The Company is expected to continue its reliance on third parties for the manufacture of its proprietary games. An inability to obtain quality gaming machines, production parts, and replacement parts on reasonable terms or on a timely basis could have an adverse effect on Anchor.

COMPETITION

    Anchor is subject to intense competition in all of its markets, and management believes that national, regional, state, and local competition in the gaming industry in general will be extremely high during the foreseeable future, as gaming activities continue to expand in both traditional and new gaming jurisdictions. In addition, many of the Company's competitors have greater financial resources than the Company.

    PROPRIETARY GAMES. Intense competition characterizes the market for proprietary games. Management believes that the primary bases for competition in the casino game market are price and potential profit to gaming location operators that install the games. The perceived popularity of games with casino patrons as well as the economics of the game are, management believes, factors considered by potential casino customers. The popularity of any of the Company's games may decline over time as consumer preferences change or as new, competing games are introduced. As a result, Anchor must continually anticipate and adapt its products to consumer preferences to maximize the economics of the game to the Company. There can be no assurance, however, that Anchor will continue to be successful in developing and marketing its products. If the Company fails to develop games that achieve market acceptance or if existing games become obsolete due to the introduction of popular games by Anchor's competitors the effects on Anchor could be material and adverse. Competitors in the game industry include manufacturers of gaming devices and other companies marketing gaming products and conversion kits that compete directly with the Company for the limited gaming spaces available at casinos.

    Anchor's strategy of creating recurring revenues from its proprietary games by placing the games in casinos on a royalty, revenue participation, or similar basis involves a departure from the traditional practice of most casinos of owning or leasing gaming devices. To the extent that casinos are reluctant to enter into arrangements that generate recurring revenues for suppliers of casino games, the market for Anchor's proprietary games could be limited. Competition within the market for games that generate recurring revenues could intensify as other suppliers of gaming devices enter this market or offer competitive products or terms.

    CASINOS. Intense competition also characterizes the Black Hawk/Central City and Cripple Creek markets. Since limited stakes gaming was instituted in Colorado in 1991, a number of Colorado casinos have ceased operations and others have filed for protection under Chapter 11 of the Bankruptcy Code. Others have closed temporarily or reduced the number of employees, and many casinos may not be operating profitably. Two casinos are being developed in the Black Hawk gaming district located across the intersection from the Company's Colorado Central Station Casino. Casino America and Nevada Gold & Casinos have commenced construction of a casino scheduled to open in early 1999, which facility is expected to include 1,100 slot machines, 24 tables, and a 1,000 car parking garage. Riviera Holdings Corporation has announced that it plans to develop a gaming facility with 1,000 slot machines, 14 table games, and a 500 space covered parking garage, scheduled to open in the Spring of 1999. A joint venture consisting of Black Hawk Gaming & Development Company, Inc. and Jacobs Entertainment Ltd. is constructing a gaming facility located near Colorado Central Station. The facility is scheduled to be completed in June 1998 and is expected to include 800 slot machines, 20 table games, and 500 parking spaces. In addition, construction is proceeding on a third major intersection off State Highway 119, which will provide access directly to the new casino from State Highway 119, which is the primary access from the Denver metropolitan area. From time to time other casino companies have publicly expressed an interest in pursuing development or expansion in the Black Hawk/Central City market, and plans to develop competitive projects are ongoing. It appears that national, regional, state, and local competition for the casino gaming market in general will remain extremely high during the foreseeable future, as casino gaming activities expand in traditional gaming states and in new jurisdictions. In addition, passage of the Indian Gaming Regulatory Act in 1988 has led to rapid increases in Native American gaming operations, and the Company's two casinos may compete for customers with casinos located on Indian reservations in far southwestern Colorado. The Company expects many competitors to enter new jurisdictions that authorize gaming, some of whom may have greater financial and other resources than the Company. Such proliferation of gaming activities could adversely affect the Company's business. In particular, the legalization of casino gaming in or near any metropolitan area, such as Denver, Colorado, from which the Company draws customers would have a material adverse effect on the Company's business. The Company believes, however, that proliferation of gaming activities into new jurisdictions presents an opportunity for it to expand its proprietary games operations.

    Colorado law requires an amendment to the State Constitution followed by local voter approval for any expansion of limited gaming. State and local public initiatives regarding limited gaming in Colorado are being actively pursued by many persons. Several cities within Colorado have active citizens' lobbies that were able to place limited gaming initiatives on the November 1994 and November 1996 statewide ballot. Although these initiatives failed by substantial margins, new initiatives could be introduced on future statewide ballots to allow expansion of gaming in Colorado. Future initiatives, if passed, could significantly increase the competition for gaming customers, thereby adversely affecting Anchor's current casino operations in Colorado. In addition, Anchor's casinos in Colorado will compete with casinos in other parts of the United States, as legalized gambling continues to proliferate.

    ROUTE OPERATIONS. Gaming machines and gaming of all types are available in Nevada casinos and in restricted gaming locations similar to those in which the Company operates gaming machines, and all of these gaming establishments compete directly or indirectly with Anchor's route operations. In addition, Anchor is subject to substantial competition for the operation of gaming machines in approved locations from numerous small gaming machine route operators and some large operators, located principally in Las Vegas and Reno, Nevada, and their surrounding areas. The principal methods of competition for gaming machine locations are the lease, sublease, license, or revenue sharing terms, the service provided by the route operator, the reputation of the route operator, and the financial strength of the route operator. As existing space lease and revenue participation arrangements expire, competition for renewals can be expected to increase the amounts payable to location owners as compared to amounts payable under existing agreements. Anchor's route is the only route operation that features Double Down Stud, as the Company does not offer the game to competing route operators. Providing a proprietary game in its route operation is one of the ways Anchor differentiates itself from its competitors.

SECURITY

    Anchor's casino and gaming machine route operations generate, and require the Company to maintain, a large supply of available cash. In order to mitigate the risks of loss associated with maintaining such a supply, the Company employs physical security measures and utilizes strict internal accounting and custodial controls on receipts and disbursements. There can be no assurance, however, that the Company's precautions, internal controls, and physical security will provide security for its employees or prevent cash shortages resulting from employee errors or from theft. In addition, the Company maintains insurance to mitigate this risk.

EMPLOYEES

    At June 30, 1997, Anchor employed 869 persons, the substantial majority of whom are nonmanagement personnel. Of this total, approximately 545 people worked at the Colorado Central Station Casino and the Colorado Grande Casino. The balance of the Company's nonmanagement employees is involved in route and proprietary games operations. None of Anchor's employees is covered by a collective bargaining agreement, and Anchor believes that it has satisfactory employee relations.

SEASONALITY

    The Company's operations as a whole are not subject to significant seasonal variations. However, in general, the highest levels of business activity at its Colorado casinos occur during the tourist season from July to October of each year. In addition, operations at the Colorado casinos during the winter months could be significantly affected by weather and road conditions in Colorado. The Company's proprietary games operations typically have their highest levels of business during the summer tourist season when its casino customers experience heavier tourist traffic.

LITIGATION

    From time to time the Company is a defendant in various lawsuits in routine matters incidental to its business. Management does not believe that the outcome of any such litigation will have a material affect on Anchor.

                                   REGULATION

NEVADA

    The manufacturing and distribution of gaming devices and the ownership and operation of gaming machine routes in Nevada are subject to (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act") and (ii) various local regulations. Generally, gaming activities may not be conducted in Nevada unless licenses are obtained from the Nevada Gaming Commission (the "Nevada Commission") and appropriate county and city licensing agencies. The Nevada Commission, the Nevada State Gaming Control Board (the "Nevada Board"), and the various county and city licensing agencies are collectively referred to as the "Nevada Gaming Authorities."

    The laws, regulations, and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things, (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping, and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) providing a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations, and procedures could have an adverse effect on Anchor.

    Anchor Coin, which is the Company's subsidiary engaged in the distribution of gaming devices and route operations, is licensed by the Nevada Gaming Authorities. Anchor Coin is also licensed as a manufacturer to enable it to develop its proprietary games. Anchor Coin's gaming licenses require the periodic payment of fees and taxes and are not transferable. Anchor is registered by the Nevada Commission as a publicly traded corporation ("Registered Corporation") and, as such, is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may require. No person may become a stockholder of, or receive any percentage of profits from, Anchor Coin without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Company and Anchor Coin have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits, and licenses required in order to engage in gaming activities in Nevada.

    Anchor Coin's operator's license enables it to operate gaming machines on premises owned by others. At locations with 15 or fewer gaming machines, the operation is considered to be a "restricted" gaming location. At locations with more than 15 gaming machines, the operation is considered to be a "nonrestricted" gaming location. Only one of the Company's route locations is a nonrestricted location. The nonrestricted regulatory requirements are reduced to some extent because no more than 35 gaming machines, and no table games, are operated at this location. Slot machines operated at restricted and nonrestricted locations are subject to various fixed fees and per-machine taxes levied on a quarterly and annual basis by the Nevada Gaming Authorities. Restricted locations with one to five gaming machines must pay a quarterly fee of $61 per machine, and restricted locations with six to 15 machines must pay a fixed quarterly fee of $305, plus $106 per machine. Nonrestricted locations are subject to a tax on their gross revenues (the difference between amounts wagered by casino patrons and payments to casino patrons) that ranges from 3.0% to 6.25%. In its space lease agreements with retail chains, Anchor has agreed to pay all taxes and fees relating to the operation of gaming machines, and in its participation arrangements, taxes and fees are typically shared on the same basis as revenues. Significant increases in the fixed fees or taxes currently levied per machine or the tax currently levied on gross revenues could have a material adverse effect on the Company.

    The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, the Company or Anchor Coin in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors, and certain key employees of Anchor Coin must file applications with the Nevada Gaming Authorities and are required to be licensed by the Nevada Gaming Authorities. Officers, directors, and key employees of the Company who are actively and directly involved in the gaming activities of Anchor Coin may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing or a finding of suitability for any cause they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities, and, in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

    If the Nevada Gaming Authorities were to find an officer, director, or key employee unsuitable for licensing or to have a continuing relationship with the Company or Anchor Coin, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require the Company or Anchor Coin to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

    The Company and Anchor Coin are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities, and similar financing transactions by Anchor Coin must be reported to or approved by, the Nevada Commission.

    If it were determined that the Nevada Act was violated by Anchor Coin, the gaming licenses it holds could be limited, conditioned, suspended, or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, Anchor Coin, the Company, and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate the Company's nonrestricted locations, and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the Company's gaming property) could be forfeited to the state of Nevada. Limitation, conditioning, or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially and adversely affect Anchor.

    Any beneficial holder of the Company's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his or her suitability as a beneficial holder of the Company's voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the state of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

    The Nevada Act requires any person who acquires more than five percent of the Company's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of the Company's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails a written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, that acquires more than 10% but not more than 15% of the Company's voting securities, may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Company, any change in the Company's corporate charter or bylaws, management, policies, or operations of the Company or any of its gaming affiliates, or any other action that the Nevada Commission finds to be inconsistent with holding the Company's voting securities for investment purposes only. Activities that are not deemed to be inconsistent with holding voting securities for investment purposes only include (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies, or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities that must be found suitable is a corporation, partnership, or trust, it must submit detailed business and financial information including a list of its beneficial owners. The applicant is required to pay all costs of investigation.

    Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identity the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Company or Anchor Coin, the Company (i) pays that person any dividend or interest upon voting securities of the Company; (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;
(iii) pays remuneration in any form to that person for services rendered or otherwise; or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his or her voting securities for cash at fair market value. Additionally, the Clark County, Nevada Liquor and Gaming Licensing Board has taken the position that it has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.

    The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated, and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

    The Company is required to maintain a current stock ledger in Nevada that may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require the Company's stock certificates to bear a legend indicating that such securities are subject to the Nevada Act. However, to date, the Nevada Commission has not imposed such a requirement on the Company.

    The Company may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire, or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Since the Company will not receive any of the proceeds from the sale of shares by the Selling

Stockholders pursuant to this Offering, this Offering is not subject to the prior approval of the Nevada Gaming Commission. There has been no finding, recommendation, or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful.

    Changes in control of the Company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby such person obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and the Nevada Commission concerning a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors, and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process of the transaction.

    The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities, and corporate defense tactics affecting Nevada gaming licensees and Registered Corporations that are affiliated with those operations may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Company can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Company's board of directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purpose of acquiring control of the Registered Corporation.

    Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of the Licensees' participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are also required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the state of Nevada or its ability to collect gaming taxes and fees, or employ a person in the foreign operation who has been denied a license or a finding of suitability in Nevada on the ground of personal unsuitability.

    The placement and number of gaming machines that may be operated in various locations are subject to limitation and control by local city and county laws and ordinances. Acting through their zoning powers and their powers to regulate gaming, local government entities determine the number of gaming machines that may be operated at non-casino locations and the types of locations where gaming operations may be conducted. Accordingly, changes in such local zoning laws and ordinances could have a material adverse effect on Anchor.

COLORADO

    The ownership and operation of gaming facilities in Colorado are subject to extensive state and local regulation. No gaming may be conducted in Colorado unless licenses are obtained from the Colorado Limited Gaming Control Commission (the "Colorado Commission"). In addition, the State of Colorado created the Division of Gaming (the "Colorado Division") within its Department of Revenue to license, implement, regulate, and supervise the conduct of limited stakes gaming. The Director (the "Colorado Director") of the Colorado Division, under the supervision of the Colorado Commission, has been granted broad powers to ensure compliance with the law and regulations. The Colorado Commission, the Colorado Division, the Colorado Director, and city authorities in Black Hawk, Central City, and Cripple Creek that have responsibility for regulation of gaming are collectively referred to as the "Colorado Gaming Authorities."

    The laws, regulations, and supervisory procedures of the Colorado Gaming Authorities seek to maintain public confidence and trust that licensed limited gaming is conducted honestly and competitively, that the rights of the creditors of licensees are protected, and that gaming is free from criminal and corruptive elements. It is the stated policy of the Colorado Gaming Authorities that public confidence and trust can be maintained only by strict regulation of all persons, locations, practices, associations, and activities related to the operation of licensed gaming establishments and the manufacture or distribution of gaming devices and equipment.

    The Colorado Commission is empowered to issue five types of gaming and gaming related licenses. Anchor's casinos in Colorado each require a retail gaming license, which must be renewed each year, and the Colorado Division has broad discretion to revoke, suspend, condition, limit, or restrict a licensee at any time. No person or entity can have an ownership interest in more than three retail gaming licenses. The Colorado Grande Casino and the Colorado Central Station Casino have each obtained the required retail gaming licenses.

    In addition to retail gaming licenses for its casinos, all of Anchor's casino employees involved in gaming activities must apply for and receive a support gaming license prior to commencing employment. "Key" employees, which are defined as any executive, employee, or agent of a licensee having the power to exercise a significant influence over decisions concerning any part of the operations of any licensee, must obtain key licenses. At least one key license holder must be on the premises of each casino at all times. Anchor pays the cost of obtaining and maintaining key licenses. All licenses are revocable, nontransferable, and valid only for the particular location initially authorized, except that support and key employee licenses move with the approved individual and are not location specific.

    Any person or group of related persons that acquires beneficial ownership of between 5.0% and 9.99% of the outstanding Common Stock must report the acquisition to the Colorado Commission within ten days of acquiring such interest and may be required to provide additional information to the Colorado Commission and be found suitable. Any person or group of related persons that acquires beneficial ownership of 10% (or, with respect to institutional investors, 15%) or more of the outstanding Common Stock must apply to the Colorado Commission within 45 days after acquiring such interest and submit to investigation for suitability by the Colorado Commission. Certain qualifying institutional investors, at the Colorado Commission's discretion, may acquire up to 15% ownership before a finding of suitability is required if such investors provide certain information to the Colorado Commission regarding investment intent and other matters. In order to be found suitable, a stockholder must be a person of good moral character, honesty, integrity, and, in general terms, must be free from previous criminal or unsavory convictions or similar acts. The Colorado Commission may require substantial information in connection with a suitability investigation, including personal background and financial information, source of funding information, and a sworn statement that such person or entity is not holding the Common Stock for any other party, and also may require fingerprints. Until a finding of suitability occurs for a stockholder who is undergoing a suitability investigation, Anchor cannot pay any dividends to such stockholder nor may the stockholder exercise any voting rights with respect to the Common Stock. A stockholder that is found to be unsuitable must transfer its Common Stock to a suitable person within 60 days after the finding of unsuitability. Otherwise, Anchor may offer such person the lesser of the cash equivalent of such person's investment in the Common Stock or the current market price of the Common Stock as of the date of the finding of unsuitability, and the stockholder will be required to sell his or her Common Stock to Anchor.

Anchor's Articles of Incorporation include a statement that all transfers of voting securities are subject to the regulations of the Colorado Commission and each other regulatory body to which the Company's activities are subject and detail the possibility of a repurchase if a stockholder is found unsuitable.

    The Colorado Commission has adopted comprehensive rules and regulations that require Anchor to maintain adequate books and records and prescribe minimum operating, security, and payoff procedures. Regulated operating procedures include hours of operation and rules of play. Rules regarding gaming, cheating, and fraudulent practices have also been adopted, which Anchor is obligated to police and enforce. Upon request, Anchor must submit copies of all written gaming contracts and summaries of all oral gaming contracts to which it is a party or intends to become a party. Anchor and its subsidiaries must also promptly inform the Colorado Commission of any change in their officers or directors and any such new officer or director will be subject to possible investigation prior to approval. Further, if any casino employee possessing a support license changes employment, is terminated, or resigns, Anchor must notify the Colorado Director.

    Anchor may not make a public offering of its securities without notifying the Colorado Commission. The notification must occur within 10 business days after the initial filing of a registration statement with the Securities and Exchange Commission or, if the offering will not be registered with the Securities and Exchange Commission, 10 days prior to the public use or distribution of any offering document. The notification procedures apply to any offering by Anchor where the proceeds will be used or intended for use (i) in constructing gaming facilities; (ii) in financing the operation of gaming facilities by any licensee; (iii) in acquiring any direct or indirect interest in Colorado gaming facilities; or (iv) in retiring or extending obligations incurred for any of the above purposes. The notification must disclose, among other things, a description of the securities to be offered, the proposed terms of the offering, its anticipated gross and net proceeds, and the use of the proceeds. Anchor will file the requisite notice with the Colorado Commission.

    Colorado law requires statewide voter approval of an amendment to the State Constitution for any expansion of limited gaming into additional locations and, depending on the authorization approved by the statewide vote, requires, in addition, voter approval from the locality in question. In 1994, Colorado voters refused by a margin of 93% to 7% to permit gaming in Manitou Springs (located near Colorado Springs and Cripple Creek) or slot machines in airports. On November 5, 1996, Colorado voters defeated by a margin of 69% to 31% a proposal to allow gaming in the community of Trinidad, located on the New Mexico border. Recently, the state legislature passed, but the Governor vetoed, a bill that would have permitted video lottery terminals in dog and horse race tracks under certain terms and conditions. Several cities within Colorado have active citizens' lobbies that were able to place gaming initiatives on recent statewide ballots. Although these initiatives have failed, new initiatives could be introduced on future statewide ballots to allow expansion of gaming in Colorado or prohibit gaming in the particular markets in Colorado where the Company operates. Future initiatives, if passed, could significantly increase the competition for gaming customers, thereby adversely affecting the Company's operations in Colorado. Additionally, there can be no assurance that future legislation will not be enacted that would impose additional restrictions or prohibitions on, or assess additional fees with respect to, the Company's business.

    The sale of alcoholic beverages by Anchor's casinos is subject to licensing, control, and regulation by the applicable state and local authorities. All alcoholic beverages licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend, or revoke any such license, and any such disciplinary action could (and revocation would) have a material adverse affect on Anchor.

    The State of Colorado has enacted an annual tax on adjusted gross proceeds, as defined under Colorado law ("AGP") (gross gaming revenue being defined generally as the total amount wagered minus the total amount paid out in prizes) of 2% of the first $2.0 million of AGP, 4% from $2.0 million to $4.0 million, 14% from $4.0 million to $5.0 million, 18% from $5.0 million to $10.0 million, and 20% of amounts in excess of $10.0 million.

    During the first year of gaming, casinos operated under a three-tiered tax system in which they paid 4% on the first $440,000 in AGP, 8% from $440,000 to $1.2 million and 15% above $1.2 million in AGP. During the second gaming year, October 1, 1992 to September 30, 1993, casinos paid 2% on the first $1.0 million in AGP and 20% on any amount above $1.0 million. In the third year, October 1, 1993 to September 30, 1994, casinos paid 2% on the first $1.0 million, 8% from $1.0 million to $2.0 million, 15% from $2.0 million to $3.0 million, and 18% above $3.0 million. During the fourth and fifth years, October 1, 1994 through September 30, 1996, casinos paid 2% on the first $2.0 million in AGP, 8% from $2.0 million to $4.0 million, 15% from $4.0 million to $5.0 million, and 18% above $5.0 million. Effective October 1, of each year, the Colorado Gaming Commission establishes the gross gaming revenue tax for the following 12 months. Under the Colorado Constitution, the Commission is authorized to increase the gaming tax rate to as much as 40%. There can be no assurance that the taxes or fees applicable to the Company will not be increased in the future, either by the Colorado electorate, legislation, or action by the Colorado Commission resulting in an adverse effect on the Company's operations.

    In addition, a "device fee" is required for each gaming device (i.e., each gaming machine and each gaming table). The State of Colorado currently imposes an annual fee of $75 per device (reduced from $100 effective October 1, 1994), and Black Hawk and Cripple Creek currently impose annual fees per device of $750 and $1,200, respectively. Black Hawk and Cripple Creek also impose liquor licensing fees, restaurant fees, and parking impact fees. Further, Anchor has paid, and in the future may be required to pay, local parking and other municipal "impact fees" based on the square footage of its facilities. Significant increases in the applicable taxes or fees, or the imposition of new taxes or fees, could have a material adverse effect on Anchor, and it is not unreasonable to expect that such taxes or fees could be increased or new taxes or fees imposed.

PROPRIETARY GAMES APPROVAL

    Anchor is licensed in several gaming jurisdictions as a distributor or manufacturer of gaming machines. These jurisdictions exert substantial regulatory controls over the Company and may impose restrictions on ownership of the Company's securities and require findings of suitability of individuals associated with the Company. Each of the Company's games must be approved and licensed in each jurisdiction in which it is played. Obtaining required approvals and licenses can be time consuming and costly and there can be no assurance of success. In addition, there can be no assurance that regulations adopted or taxes imposed by other states will permit profitable operations by the Company.

OTHER JURISDICTIONS

    The Federal Gambling Devices Act of 1962 (the "Federal Act") makes it unlawful, in general, for a person to manufacture, deliver, or receive gaming machines, gaming machine type devices, and components across state lines or to operate gaming machines unless that person has first registered with the Attorney General of the United States. The Federal Act does not apply to the Company's proprietary table games but does apply to the Company's proprietary gaming machines. Anchor has registered under the Federal Act and must renew its registration annually. In addition, various record keeping and equipment identification requirements are imposed by the Federal Act. Violation of the Federal Act may result in seizure and forfeiture of the equipment, as well as other penalties. Any expansion of Anchor's gaming activities in Nevada and Colorado may require, and any expansion into other jurisdictions would require, additional approvals, licenses, and permits from various gaming authorities.

    In August 1996, the United States Congress passed legislation creating the National Gambling Impact and Policy Commission to conduct a comprehensive study of all matters relating to the economic and social impact of gaming in the United States. The legislation provides that, not later than two years after the enactment of such legislation, the commission must issue a report to the President and to Congress containing its findings and conclusions, together with recommendations for legislation and administrative actions. Any such recommendations, if enacted into law, could adversely impact the gaming industry and have a material adverse effect on the Company's business or results of operations. The Company is unable to predict whether this study will result in legislation that would impose regulations on gaming industry operators, including the Company, or whether such legislation, if any, would have a material adverse effect on the Company.

    Additionally, from time to time, certain federal legislators have proposed the imposition of a federal tax on gaming revenues. Any such tax could have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information about the current directors and executive officers of the Company.

         NAME                AGE                           POSITION WITH COMPANY
-----------------------      ---      ---------------------------------------------------------------
Stuart D. Beath                  38   Director

Michael B. Fulton                38   Director

Stanley E. Fulton                66   Chairman of the Board, Chief Executive Officer, and acting
                                      Chief Financial Officer

Glen J. Hettinger                39   Director

Elizabeth F. Jones               41   Director

Thomas J. Matthews               31   Executive Vice President and Secretary

Joseph Murphy                    46   Vice President Casino Operations

Michael D. Rumbolz               43   President, Chief Operating Officer, and Director

Geoffrey A. Sage                 37   Corporate Controller

Garret A. Scholz                 57   Director

    STUART D. BEATH. Mr. Beath was elected as a director of the Company in April 1994. Mr. Beath has been a private consultant since March 1997. Prior to that time, Mr. Beath served as First Vice President at Stifel, Nicolaus & Company, Incorporated, an investment bank, from April 1993 until March 1997. Prior to that time, Mr. Beath served in the corporate finance department at A.G. Edwards & Sons, Inc. for six years, in various capacities, with the most recent being as an officer of the firm.

    MICHAEL B. FULTON. Mr. Fulton was elected as a director of the Company in August 1995. Mr. Fulton has served as President at IllumiQuest, Inc., a developer of educational based entertainment products, since January 1994. Prior to that time, Mr. Fulton served as Executive Vice President and director of Anchor Coin, a subsidiary of the Company responsible for its gaming machine route operations and development of the Colorado Central Station Casino, from March 1993 to December 1993. Prior to that time, Mr. Fulton was a tax attorney with the Internal Revenue Service from December 1990 to March 1993 and an independent consultant of tax and corporate law from January 1989 to November 1990. Mr. Fulton is the son of the Chairman of the Board of the Company.

    STANLEY E. FULTON. Mr. Fulton serves as Chairman of the Board, Chief Executive Officer, and acting Chief Financial Officer of the Company. Prior to the IPO, Mr. Fulton also served as President of the Company. Mr. Fulton has also served as Chairman of the Board, President and Chief Executive Officer of Anchor Coin, a subsidiary of the Company responsible for its gaming machine route operations and development of the Colorado Central Station Casino, since its inception in 1988. Immediately prior to forming Anchor Coin, Mr. Fulton was Chairman of the Board and President of Gaming and Technology, Inc., the predecessor of Alliance Gaming Corporation

    GLEN J. HETTINGER. Mr. Hettinger was elected as a director of the Company in August 1997. Mr. Hettinger is a partner at the law firm of Hughes & Luce, L.L.P., Dallas, Texas, where he has practiced corporate and securities law since 1984.

    ELIZABETH F. JONES. Ms. Jones was elected as a director of the Company in April 1994. Since November of 1988, Ms. Jones has been principally engaged as a private investor. Ms. Jones is the daughter of the Chairman of the Board of the Company.

    THOMAS J. MATTHEWS. Since January 1994, Mr. Matthews has served as Executive Vice President of the Company. In September of 1994, he was elected Secretary of the Company. Mr. Matthews served as President of Global Distributors, Inc. ("Global Distributors") from August 1992 to January 1994. Prior to that time, Mr. Matthews was General Manager of Global Distributors from 1990 until 1992, and was sales director of Mikohn Gaming Corporation from 1987 until 1990.

    JOSEPH MURPHY. Mr. Murphy has served as Vice President Casino Operations of the Company since February 1996. Prior to that time, Mr. Murphy served as General Manager of Gaming Operations of the Company since January 1994. Mr. Murphy managed the gaming operations of Global Distributors from May 1993 until January 1994. From 1990 until 1993, Mr. Murphy served as General Manager of IGT's gaming machine route operations, which operated more than 1,800 machines. Mr. Murphy held similar positions with Sunset Coin from 1989 to 1990, United Gaming from 1988 to 1989, and IGT from 1985 to 1988, all leading gaming machine route operators in Nevada.

    MICHAEL D. RUMBOLZ. Mr. Rumbolz was elected as a director of the Company in August 1995. Additionally, Mr. Rumbolz serves as the President and Chief Operating Officer of the Company, positions he has held since August 1995. Prior to joining the Company, Mr. Rumbolz was Director of Corporate Development for Circus Circus Enterprises, Inc. from December 1992 to July 1995. During that time, Mr. Rumbolz was also President of Windsor Casino Limited from January to September 1994 and Canadian Gaming & Entertainment Corp. from February to July 1995. Windsor Casino Limited was the Circus Circus/Hilton/Caesar's consortium that opened and operated Windsor Casino. From June 1993 to July 1995, Mr. Rumbolz was also a director of Darling Casino Limited, an affiliate of Circus Circus Enterprises, Inc., responsible for new project development in Australia. Prior to that time, Mr. Rumbolz was Executive Vice President of Anchor Coin and DD Stud, Inc., subsidiaries of the Company responsible for gaming machine route operations, development of the Colorado Central Station Casino, and distribution of the proprietary game Double Down Stud from July 1992 to December 1992. Prior to that time, Mr. Rumbolz was an independent consultant to Donald Trump from February 1992 to June 1992, Executive Vice President of Trump Castle Associates from January 1991 to January 1992, and President and Chief Operating Officer of Trump Nevada, Inc. from January 1989 to January 1991. Mr. Rumbolz is a former Chairman and Board member of the State of Nevada Gaming Control Board.

    GEOFFREY A. SAGE. Mr. Sage, a certified public accountant, joined Anchor in July 1989 and serves as Anchor's Corporate Controller. Before joining the Company, Mr. Sage was the Controller for Frontier Savings and Loan Association in Las Vegas for one year. Prior to that time, Mr. Sage was a senior auditor at Citibank (Nevada), N.A. for three and one-half years and an auditor in the Las Vegas office of Laventhol & Horwath.

    GARRET A. SCHOLZ. Mr. Scholz was elected as a director of the Company in February 1994. Mr. Scholz, a private investor, was until September 1995, Vice President Finance with McKesson Corporation, an international distributor of pharmaceutical and health care products and provider of health care management services. He previously was its Vice President and Treasurer and had served with McKesson Corporation since 1973 in various financial capacities.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT, AND CHANGE-IN-CONTROL
  ARRANGEMENTS

    In July 1995, the Company entered into a five-year agreement with Michael D. Rumbolz providing for minimum annual compensation of $460,000. Concurrent with the IPO, the Company entered into a five-year employment agreement with each of Thomas J. Matthews and Joseph Murphy providing for minimum annual compensation of $175,000. Each of these agreements was amended in March 1997 to provide for
(i) base compensation of $200,000 per year; (ii) a one time bonus of $150,000 in July 1997; (iii) annual bonuses based on the consolidated net income of Anchor; and (iv) an additional bonus payable in the event of a change-of-control transaction or disposition of the Company's proprietary games business substantially as an entirety.

    Also in March 1997, the Company granted to each of Messrs. Matthews and Murphy options to purchase 200,000 shares of Common Stock at an exercise price of $31.875 per share. Under each option agreement, options to purchase 75,000 shares vest in twelve equal quarterly increments beginning March 31, 1999. The options with respect to the remaining 125,000 shares vest based upon Anchor's achieving specified growth in earnings per share in calendar years 1997 through 2001. If the specified earnings per share growth targets are not achieved, the options vest on June 30, 2005, so long as the named persons are employed by Anchor at that time. A maximum of 25,000 shares per year can vest under this formula. The options have a term of ten years. Pursuant to option agreements entered into between the Company and each of Thomas J. Matthews, Joseph Murphy (other than the options granted to Mr. Murphy and Mr. Matthews in March 1997, as described above), and Geoffrey A. Sage, each such officer's options will vest and become immediately exercisable if Stanley E. Fulton is not the Chief Executive Officer of the Company. Pursuant to an option agreement between the Company and Michael D. Rumbolz, Mr. Rumbolz's options will vest and become immediately exercisable upon a change in control, as defined in the agreement, or on December 31, 1998 in the event that Mr. Rumbolz is not appointed as the Chief Executive Officer of the Company before such date.

    Each of the employment agreements described above provides that such officer can only be terminated for "cause" as defined in the agreement, although the agreements with Messrs. Matthews and Murphy can be terminated by the Company at any time if the Company pays three months' severance pay, and Mr. Rumbolz's can be terminated at any time if the Company pays one year's severance pay. The agreements contain restrictive covenants regarding the treatment of the Company's proprietary information. Certain key executives of the Company are not bound by noncompetition agreements. The Company is also party to an arrangement with one of its key employees that permits the employee to develop and sell certain gaming machine related devices to entities not controlled by Anchor during the term of his employment with the Company. See "Risk Factors -- Dependence on Key Personnel."

    In no event will the Company be required to make to any of the foregoing executives any payment under such agreements that would result, in the opinion of tax counsel, in an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, and the imposition of an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth, at August 27, 1997, certain information with respect to the beneficial ownership of Common Stock and as adjusted to give effect to the sale of the Common Stock offered by this Prospectus for (i) each director of the Company; (ii) each executive officer of the Company; (iii) the Company's directors and executive officers as a group; (iv) each stockholder known to the Company to own beneficially more than five percent of the Common Stock; and (v) each Selling Stockholder. Notwithstanding their family relationships, except as disclosed in footnote (4) to the table below, each Fulton family member disclaims beneficial ownership of the shares of Common Stock directly or indirectly owned or controlled by all other Fulton family members.

                                                              SHARES BENEFICIALLY OWNED      SHARES BENEFICIALLY OWNED
                                                               BEFORE THE OFFERING (1)          AFTER THE OFFERING
                                                            -----------------------------  -----------------------------
                                                              NUMBER OF                      NUMBER OF
NAME AND ADDRESS                                              SHARES OF      PERCENT OF      SHARES OF      PERCENT OF
OF BENEFICIAL OWNER                                          COMMON STOCK       CLASS       COMMON STOCK       CLASS
----------------------------------------------------------  --------------  -------------  --------------  -------------
Stuart Beath (2)..........................................         13,000             *           13,000             *
FMR Corp (3)..............................................      1,482,490          11.3%       1,482,490          11.3%
Michael B. Fulton (4)(5)..................................        495,300           3.8%         300,000           2.3%
Stanley E. Fulton (5)(6)..................................      6,887,544          52.4%       5,157,544          39.2%
Glen J. Hettinger.........................................              -             *                -             *
Elizabeth F. Jones (5)(7).................................        502,500           3.8%         300,000           2.3%
Thomas J. Matthews (8)....................................         33,750             *           33,750             *
Joseph Murphy (9).........................................         12,500             *           12,500             *
Michael D. Rumbolz (10)...................................         87,500             *           87,500             *
Geoffrey A. Sage (11).....................................          2,500             *            2,500             *
Garret A. Scholz (12).....................................         15,800             *           15,800             *
Deborah J. Fulton (5)(13).................................        479,500           3.6%         300,000           2.3%
Elizabeth M. Fulton (5)...................................        170,000           1.3%         100,000             *
Stanley M. Fulton (5)(14).................................        482,500           3.7%         300,000           2.3%
Virginia L. Fulton (5)(15)................................        482,500           3.7%         300,000           2.3%
Lucinda Fulton Tischer (5)(16)............................        430,000           3.3%         300,000           2.3%
All executive officers & directors as a group (10 persons)
 (17).....................................................      7,052,594          53.6%       5,322,594          40.0%

------------------------

  * Less than one percent.

 (1) Unless otherwise noted, and subject to community property laws, where applicable, the persons in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. The address for each listed person is c/o Anchor Gaming, 815 Pilot Road, Suite G, Las Vegas, Nevada 89119.

 (2) Includes 1,000 shares with respect to which Mr. Beath shares voting and dispositive power with his wife. Includes 12,000 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

 (3) FMR Corp. is the holding company for an institutional investor, Fidelity Management & Research Company. The information included herewith is based upon publicly available information. FMR Corp.'s address is 82 Devonshire Street, Boston, MA 02109-3614.

 (4) Represents 495,300 shares before the Offering and 300,000 shares after the Offering as to which Mr. Fulton's father, Stanley E. Fulton, exercises voting power pursuant to an irrevocable proxy.

 (5) Selling Stockholder.

 (6) Includes 2,880,300 shares before the Offering and 1,808,000 shares after the Offering owned by Stanley E. Fulton's six children and an unaffiliated third party for which Mr. Fulton exercises voting power pursuant to irrevocable proxies.

 (7) Represents 502,500 shares before the Offering and 300,000 shares after the Offering as to which Ms. Jones' father, Stanley E. Fulton, exercises voting power pursuant to an irrevocable proxy.

 (8) Includes 21,250 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

 (9) Includes 2,500 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(10) Includes 87,500 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(11) Includes 2,500 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(12) Includes 1,000 shares held in a trust for which Mr. Scholz acts as trustee. Includes 13,800 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(13) Represents 479,500 shares before the Offering and 300,000 shares after the Offering as to which Ms. Fulton's father, Stanley E. Fulton, exercises voting power pursuant to an irrevocable proxy.

(14) Represents 482,500 shares before the Offering and 300,000 shares after the Offering as to which Mr. Fulton's father, Stanley E. Fulton, exercises voting power pursuant to an irrevocable proxy.

(15) Represents 482,500 shares before the Offering and 300,000 shares after the Offering as to which Ms. Fulton's father, Stanley E. Fulton, exercises voting power pursuant to an irrevocable proxy.

(16) Represents 430,000 shares before the Offering and 300,000 shares after the Offering as to which Ms. Tischer's father, Stanley E. Fulton, exercises voting power pursuant to an irrevocable proxy.

(17) Includes 139,550 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

                              CERTAIN TRANSACTIONS

    A relative of the children of Stanley E. Fulton, the principal stockholder, Chairman of the Board, Chief Executive Officer, and acting Chief Financial Officer of the Company, loaned $2.0 million to the Company in June 1993 for use in connection with construction of the Colorado Central Station Casino. The principal amount of this loan was payable in a single installment in 1998 and bore interest at 12% payable monthly. As additional consideration for this loan, the Company granted an option to purchase 40,000 shares of Common Stock at the IPO price of $12.00 per share. Mr. Fulton personally guaranteed this loan. This loan was paid in full on July 6, 1995.

    Prior to the IPO, the Company paid Global Distributors, Inc., an affiliate of a former officer of the Company, $135,000 in exchange for managing the Company's gaming route in northern Nevada. At the time of the IPO, the Company completed the Acquisition, prior to which Global Distributors marketed and distributed the Company's proprietary games, Double Down Stud and Players Choice 21, under a nonexclusive distribution agreement that was terminated upon the Acquisition. Anchor paid Global Distributors $11,760 per month under this agreement plus an additional commission of 20% of revenue in excess of $300,000 derived from new business developed during any prior 12 month period from Double Down Stud and Players Choice 21. During fiscal year 1994, the Company paid approximately $71,000 to Global Distributors for distribution of its proprietary games.

    At June 30, 1997, the Company had outstanding unsecured notes payable to Stanley E. Fulton in the aggregate principal amount of $2,800,000 and bearing interest at the rate of 8%. See Note 6 of Notes to Consolidated Financial Statements.

    Stanley E. Fulton owned 100% of the common stock of an Anchor slot route location. On January 31, 1996, Stanley E. Fulton sold the location to an unaffiliated third party. For providing the gaming machines and slot route services, the Company received a percentage of the net win of the location similar to other route locations. The Company held a note receivable from the slot route operation in the amount of

$284,704 at January 31, 1996 of which $257,562 was assumed by the new owner. The remaining balance of the loan due from Stanley E. Fulton at June 30, 1996 of $27,142 was paid in full on July 11, 1996. The slot route operation, under the ownership of Stanley E. Fulton, accounted for $295,502 and $180,822 of gaming revenue during the years ended June 30, 1995 and 1996, respectively and $279,059 and $145,684 of route costs during the years ended June 30, 1995 and 1996, respectively.

    In August 1996, the Company made certain payments to an entity controlled by an employee of the Company. These funds were used to repay a debt of $500,000 owed by the employee and his affiliate to Stanley E. Fulton.

    Mr. Hettinger is a director of the Company and a partner at Hughes & Luce, L.L.P., which has rendered legal services to the Company in the past and is expected to continue to do so in the future.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    The Company is authorized to issue 50,000,000 shares of Common Stock, $.01 par value per share. At August 27, 1997, 12,956,607 shares of Common Stock are issued and outstanding and beneficially owned by approximately 5,000 stockholders. An additional 1,071,450 shares are reserved for issuance in connection with employee, director, and other stock options at an average exercise price of $26.90 per share at August 27, 1997.

    Subject to the rights of the holders of any outstanding shares of preferred stock and any restrictions that may be imposed by any lender to the Company, holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of the liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to share equally and ratably, based on the number of shares held, in the assets, if any, remaining after payment of all of the Company's debts and liabilities and the liquidation preference of any outstanding preferred stock. Certain gaming statutes and regulations may limit the rights of holders of Common Stock under certain circumstances. See "Regulation."

    Holders of Common Stock are entitled to one vote per share for each share held of record on any matter submitted to the holders of Common Stock for a vote. Because holders of Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock represented at a meeting can elect all the directors. Holders of Common Stock do not have preemptive rights to subscribe for or purchase any additional shares of capital stock issued by the Company. All outstanding shares of the Common Stock are, and the shares of Common Stock offered by this Prospectus will, when issued, be duly authorized, validly issued, fully paid, and nonassessable.

PREFERRED STOCK

    The Company is authorized to issue 1,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), in one or more series, and to designate the rights, preferences, limitations, and restrictions of and upon shares of each series, including voting, redemption, and conversion rights. The board of directors also may designate dividend rights and preferences in liquidation. The board of directors of Anchor has authorized the Company to designate a series of Series A Junior Participating Preferred Stock in connection with the Rights Plan discussed below.

    In connection with the authorization of the Rights Plan, the board of directors has authorized the designation of 50,000 shares of Preferred Stock as Series A Junior Participating Preferred Stock (the "Series A Preferred"). The shares of Series A Preferred have been reserved for issuance pursuant to the Rights Plan. The following summarizes the terms of the Series A Preferred.

    The holders of shares of Series A Preferred will generally be entitled to receive quarterly dividends payable in cash commencing on the first quarterly dividend payment date after the first issuance of Series A Preferred, in an amount per share (rounded to the nearest cent) equal to the greater of (i) $0.01 or (ii) subject to adjustment, an amount equal to one thousand times the per share amount of any distributions or dividends made with respect to the Common Stock.

    Subject to adjustment, each share of Series A Preferred will entitle the holder to a number of votes on all matters submitted to a vote of the stockholders of the Company equal to one thousand times the number of votes per share to which shares of Common Stock are entitled. Except as otherwise provided by law, the holders of shares of Series A Preferred and the holders of shares of Common Stock will generally vote together as one class on all matters submitted to a vote of stockholders of the Company. If at any time dividends on any Series A Preferred are in arrears in an amount equal to six quarterly dividends, the occurrence of such contingency will mark the beginning of a period (a "default period") that will extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series A Preferred then outstanding have been declared and paid or set apart for payment. During each default period, all holders of Preferred Stock with dividends in arrears in an amount equal to six quarterly dividends thereon, voting as a class, irrespective of series, will have the right to elect two directors.

    During the period of dividend arrearages the Company will be prevented from declaring dividends on or making distributions to, or repurchasing, redeeming, or otherwise acquiring, any stock ranking on parity with or junior to the Series A Preferred.

    Upon any liquidation, dissolution, or winding up of the Company, no distribution will be made to the holders of shares of stock ranking junior to the Series A Preferred unless, prior thereto, the holders of shares of Series A Preferred have received an amount equal to one thousand times the Purchase Price for the Rights referred to below, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Series A Liquidation Preference"). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions will be made to the holders of shares of Series A Preferred unless, prior thereto, the holders of shares of Common Stock have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 1,000 (as appropriately adjusted). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Preferred and Common Stock, respectively, holders of Series A Preferred and holders of shares of Common Stock will receive their ratable and proportionate share of the remaining assets to be distributed.

    It is not possible to state the actual effect of the authorization and issuance of other series of preferred stock on the rights of holders of Common Stock until the board of directors determines the specific terms, rights, and preferences of a series of such preferred stock. Such effects, however, might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, or impairing liquidation rights of the Common Stock. Other series of preferred stock could be authorized and issued by the Company without further action by holders of Common Stock. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer, or proxy contest, the assumption of control by a holder of a large block of the Company's securities, or the removal of incumbent management. See "-- Certain Provisions Relating to Changes in Control." No shares of preferred stock are currently issued or outstanding.

RIGHTS PLAN

    The board of directors of Anchor has authorized the Company to enter into a Stockholder Rights Plan (the "Rights Plan") providing that one right (a "Right") will be attached to each share of Common Stock as of a record date to be determined by the board of directors (the "Record Date"). Each Right will entitle the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-thousandth of a share of Series A Preferred at a Purchase Price of $400.00 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are to be set forth in the Rights Agreement (the "Rights Agreement"), between the Company and a bank or financial institution to be selected by the Company as Rights Agent (the "Rights Agent").

    Initially, the Rights will be attached to all Common Stock certificates representing shares outstanding as of the Record Date, and no separate certificate (a "Rights Certificate") will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock, or (iii) 10 business days after the board of directors of the Company determines that any person or entity or group has become the beneficial owner of an amount of Common Stock that the board of directors determines to be substantial (which amount will in no event be less than 10% of the shares of Common Stock outstanding) and that (a) such person or entity or group intends to cause the Company to repurchase the Common Stock beneficially owned by such person or entity or group or to exert pressure against the Company to take any action or enter into any transaction or series of transactions with the intent or the effect of providing such person or entity or group with short-term gains or profits under circumstances in which the board of directors determines that the long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions, or (b) beneficial ownership by such person or entity or group is reasonably likely to have a material adverse effect on the business, competitive position, prospects, or financial condition of the Company and its subsidiaries (an "Adverse Person"). Until the Distribution Date,
(i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates; (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. The Rights Agreement provides that Stanley E. Fulton, and certain of his transferees, donees, or successors, who together were beneficial owners of more than 52.4% of the Common Stock of the Company outstanding on August 27, 1997, are excluded from the definition of "Acquiring Person." Mr. Fulton is also excluded from the definition of "Adverse Person."

    The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement, unless earlier redeemed by the Company as described below.

    As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the board of directors, only shares of Common Stock outstanding prior to the Distribution Date will be issued with Rights.

    In the event that (i) the Company is the surviving corporation in a merger or combination with any Acquiring Person or any Adverse Person, or any associate or affiliate of any Acquiring Person or Adverse Person, and its Common Stock remains outstanding; (ii) any Acquiring Person or any Adverse Person, or any associate or affiliate of any Acquiring Person or Adverse Person, engages in one or more "self-dealing" transactions to be set forth in the Rights Agreement;
(iii) an Acquiring Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of the Company, at a price determined by a majority of the Continuing Directors of the Company (as defined below) who are not representatives, nominees, affiliates, or associates of an Acquiring Person, to be fair and otherwise in the best interest of the Company and its stockholders); (iv) during such time as there is an Acquiring Person or Adverse Person an event occurs that results in such Acquiring Person's or Adverse Person's ownership interest being increased by more than 1% (E.G., a reverse stock split or recapitalization); or (v) the board of directors determines that a person is an Adverse Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property, or other securities of the Company), having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price times the number of shares of Common Stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the "Flip-In Events"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any Adverse Person, or an associate or affiliate of any Acquiring Person or Adverse Person, will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-In Events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

    In the event that following the Stock Acquisition Date, (i) the Company is acquired in a merger or consolidation in which the Company is not the surviving corporation (other than a merger that follows a tender offer that the board of directors has found to be fair to the stockholders of the Company, as described above); or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) will thereafter have the right to receive, upon exercise of the Right, Common Stock of the acquiring company having a value equal to two times the Exercise Price of the Right.

    The Purchase Price payable, and the number of Units of Series A Preferred or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Series A Preferred; (ii) if holders of the Series A Preferred are granted certain rights or warrants to subscribe for Series A Preferred or convertible securities at less than the current market price of the Series A Preferred; or (iii) upon the distribution to holders of the Series A Preferred of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

    With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred on the last trading date prior to the date of exercise.

    At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The ten day redemption period may be extended by the board of directors so long as the Rights are still redeemable. Under certain circumstances, the decision to redeem will require the concurrence of a majority of the Continuing Directors referred to below. Immediately upon the action of the board of directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

    The term "Continuing Director" means any member of the board of directors of the Company who was a member of the board of directors prior to the adoption of the Rights Plan and any person who is subsequently elected to the board of directors if such person is recommended or approved by a majority of the Continuing Directors, but will not include an Acquiring Person or any Adverse Person, or an affiliate or associate of an Acquiring Person or Adverse Person, or any representative of the foregoing entities.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company as set forth above.

    Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the board of directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the board of directors (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person or any Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; provided that no amendment to adjust the time period governing redemption will be made at such time as the Rights are not redeemable.

    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the board of directors to negotiate with an acquiror on behalf of all of the shareholders.

TRANSFER AGENT AND REGISTRAR

    ChaseMellon Shareholder Services has been appointed as the transfer agent and registrar for the Common Stock.

CERTAIN PROVISIONS RELATING TO CHANGES IN CONTROL

    The Company's Articles of Incorporation and Bylaws, described below, contain several provisions that may make the acquisition of control of the Company by means of a tender offer, open market purchases, proxy contest, or otherwise more difficult. In addition, upon completion of this Offering, the officers and directors of the Company and members of their respective families will own beneficially approximately 40.5% of the outstanding Common Stock and, therefore, will be able to exert substantial influence over substantially all actions requiring stockholder approval, including a proposed acquisition or the adoption of additional charter and bylaw provisions that could make acquisition of control of the Company more difficult. In addition, all six of Stanley E. Fulton's children and a third party, who, after giving effect to this Offering, will own a total of 1,808,000 shares of Common Stock, granted irrevocable proxies to Mr. Fulton, which will allow him to vote such shares of Common Stock through December 31, 1998. As a result, Mr. Fulton will have voting control of 39.2% of the Common Stock to be outstanding after this Offering.

    AUTHORIZED BUT UNISSUED STOCK. As of the closing of this Offering, after giving effect to the sale of the shares offered hereby, the Company will have more than 35,900,000 authorized but unissued and unreserved shares of Common Stock and 950,000 authorized, unissued, and unreserved shares of preferred stock (after giving effect to the authorization of the Series A Preferred in connection with the Rights Agreement). These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital and for facilitating corporate acquisitions. The Company does not currently have any plans to issue additional shares of Common Stock or Preferred Stock. One of the effects of authorized but unissued shares of capital stock may be to enable the board of directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the board of directors determines that a takeover proposal is not in the Company's best interest, such shares could be issued by the board of directors without stockholder approval in one or more private transactions or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS. The Company's Bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. The Company may reject a stockholder proposal or nomination that is not made in accordance with such procedures.

    AMENDMENT OF THE BYLAWS. The Company's Articles of Incorporation provide that the Bylaws may be amended only by the board of directors or by an affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock then entitled to vote on the matter. These voting requirements will have the effect of making more difficult any amendment to the Bylaws by the Company's stockholders, even if a majority of the stockholders favors such an amendment.

    APPROVAL OF NEW DIRECTORS AND STOCKHOLDERS. The Company's Articles of Incorporation provide that newly elected directors may be required to be found suitable or qualified by state gaming authorities with jurisdiction over the Company. In addition, in general, any person who acquires or proposes to acquire more than specified percentages of the outstanding shares of Common Stock (and other stockholders, under certain circumstances) must be found suitable or qualified by the Nevada Commission and the Colorado Commission. Anchor's Articles of Incorporation also include a statement that all transfers of voting securities are subject to the regulations of each regulatory body to which the Company's activities are subject and detail the possibility of a repurchase if a stockholder is found unsuitable. The gaming laws and regulations of Nevada and Colorado, as well as other jurisdictions in which the Company conducts or may conduct business, include numerous other provisions that may make it difficult for a third party to acquire control of Anchor. See "Regulation."

NEVADA LEGISLATION

    Nevada's "Combination with Interested Stockholders Statute" and "Control Share Acquisition Statute" may have the effect of delaying or making it more difficult to effect a change in control of the Company.

    The Combination with Interested Stockholders Statute prevents an "interested stockholder" and a covered Nevada corporation from entering into a "combination," unless certain conditions are met. A "combination" means any merger or consolidation with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions with an "interested stockholder," having (i) an aggregate market value equal to five percent or more of the aggregate market value of the assets of the corporation; (ii) an aggregate market value equal to five percent or more of the aggregate market value of all outstanding shares of the corporation; or (iii) representing 10% or more of the earning power or net income of the corporation, or an affiliate or associate thereof. A corporation to which the statute applies may not engage in a "combination" within five years after the interested stockholder acquired such person's shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquires such shares. If this approval is not obtained, then after the expiration of the five-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the higher of (i) the highest price per share paid by the interested stockholder within the five years immediately preceding the date of the announcement of the combination or in the transaction in which such person became an interested stockholder, whichever is higher; (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

    Nevada's Control Share Acquisition Statute prohibits an acquirer, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquirer obtains the approval of the target corporation's disinterested stockholders. The Control Share Acquisition Statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. All other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. The board of directors is to notify the stockholders as soon as practicable after such an event has occurred that they have the right to receive the fair value of their shares in accordance with statutory procedures established generally for dissenters' rights.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), the Selling Stockholders have agreed to sell to the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom BT Securities Corporation and Morgan Stanley & Co. Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase from the Selling Stockholders, the aggregate number of shares of Common Stock (the "Shares") set forth opposite its name below.

                                                                                                         NUMBER
                                            UNDERWRITERS                                               OF SHARES
-----------------------------------------------------------------------------------------------------  ----------
BT Securities Corporation............................................................................
Morgan Stanley & Co. Incorporated....................................................................
                                                                                                       ----------
    Total............................................................................................   1,800,000
                                                                                                       ----------
                                                                                                       ----------

    In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Shares offered by this Prospectus (other than those subject to the over-allotment option described below) if any such Shares are purchased. In the event of a default by the Underwriters, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

    Stanley E. Fulton has granted to the Underwriters an option, exercisable by the Representatives during the 30-day period after the date of this Prospectus, to purchase up to 270,000 shares of Common Stock at the same price per share as the initial shares of Common Stock to be purchased by the Underwriters. The Representatives may exercise such option only to cover over-allotments in the sale of the shares of Common Stock. To the extent that the Representatives exercise such option, the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same proportion of such additional shares of Common Stock as the number of shares of Common Stock to be purchased and offered by such Underwriters in the above table bears to the total number of shares in the above table.

    The Selling Stockholders have been advised by the Representatives that the Underwriters propose initially to offer the Shares to the public at the offering price set forth on the cover page of this Prospectus, and through the Representatives to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the Offering, the public offering price and other selling terms may be changed.

    The Selling Stockholders, holding in the aggregate approximately 39.9% of the shares of Common Stock outstanding after completion of this Offering (including options and warrants of such persons exercisable during the period of the agreement), have agreed that they will not offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any interests therein, or any securities convertible into, or exchangeable for, shares of Common Stock, or rights to acquire the same, for a period of 90 days from the date of this Prospectus without the prior written consent of the Representatives, except pursuant to the Underwriting Agreement.

    The Company and Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making, and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Stock. Syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Selling Stockholders in the Offering. The Underwriters also may impose a penalty bid, whereby the syndicate may reclaim selling concessions allowed to syndicate members or other broker dealers in respect of the Common Stock sold in the Offering for their account if the syndicate repurchases the shares in stabilizing or covering transactions. These activities may stabilize, maintain, or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    As permitted by Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Underwriters or prospective Underwriters that are market makers (passive market makers) in the Common Stock may make bids for or purchases of shares of Common Stock on the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part,
(2) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for shares of Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

    Each Representative has represented and agreed that (i) it will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that will not involve an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 ("the Regulations"); (ii) it will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock in, from, or otherwise involving the United Kingdom; and (iii) it will only issue or pass on to any person in the United Kingdom any document received by it in connection with the offering of the shares of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

    No action has been or will be taken in any jurisdiction by the Selling Stockholders, the Company, or the Representatives that would permit an offering to the general public of the shares of Common Stock offered by this Prospectus in any jurisdiction other than the United States.

    From time to time, BT Securities Corporation has provided investment banking services to the Company, including acting as lead manager in the Company's offering of its Common Stock in 1996, for which it has received customary underwriting fees. From time to time, Morgan Stanley & Co. Incorporated also has provided investment banking services to the Company for which it has received customary fees.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered by this Prospectus and certain legal matters in connection with the Offering for the Selling Stockholders will be passed upon by Hughes & Luce, L.L.P., Dallas, Texas. Glen Hettinger, a member of the board of directors of the Company, is a partner in Hughes & Luce, L.L.P. and the beneficial owner of options to purchase 25,000 shares of Common Stock. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

    The consolidated financial statements of Anchor Gaming and subsidiaries as of June 30, 1996 and 1997, and for each of the three years in the period ended June 30, 1997 included in this Prospectus, and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    The information provided under the caption "Business -- Proprietary Games -- Intellectual Property Rights" and "Risk Factors -- Risks of Proprietary Games" has been reviewed by Daniel P. Burke, Hauppauge, New York, special patent counsel to the Company, and is included in this Prospectus in reliance on his authority as an expert in intellectual property law.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements, information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by the Company with the Commission may be inspected without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission upon payment of certain prescribed fees. Electronic registration statements, as well as reports, proxy and information statements, and other information made through the Electronic Data Gathering, Analysis, and Retrieval system are publicly available through the Commission's web site (http://www.sec.gov), which is maintained by the Commission.

    The Company has filed with the Commission a Registration Statement (which term encompasses any amendment to the Registration Statement) under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. With respect to each contract, agreement, or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a detailed description of the matter involved.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed with the Commission (File No. 0-23124) pursuant to the Exchange Act are incorporated in this Prospectus by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996.

    2. The Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1996, December 31, 1996, and March 30, 1997.

    3. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering.

    All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the termination of the Offering will be deemed to be incorporated by reference in this Prospectus and will be part of this Prospectus from the date of filing of such documents. Any statement contained in this Prospectus or in any document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described herein (not including exhibits to those documents unless such exhibits are incorporated by reference into the information incorporated into this Prospectus). Requests for such copies should be directed to Anchor Gaming, 815 Pilot Road, Suite G, Las Vegas, Nevada 89119, Attention: Corporate Secretary.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Independent Auditors' Report...............................................................................     F-2

Consolidated Balance Sheets as of June 30, 1996 and 1997...................................................     F-3

Consolidated Statements of Income for the Years Ended June 30, 1995, 1996, and 1997........................     F-4

Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 1995, 1996, and 1997..........     F-5

Consolidated Statements of Cash Flows for the Years Ended June 30, 1995, 1996, and 1997....................     F-6

Notes to Consolidated Financial Statements.................................................................     F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Anchor Gaming and Subsidiaries:

    We have audited the accompanying consolidated balance sheets of Anchor Gaming and subsidiaries (the "Company") as of June 30, 1996 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Anchor Gaming and subsidiaries at June 30, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Las Vegas, Nevada
August 1, 1997

                                 ANCHOR GAMING
                          CONSOLIDATED BALANCE SHEETS
                                     ASSETS

                                                                                              JUNE 30,
                                                                                   ------------------------------
                                                                                        1996            1997
                                                                                   --------------  --------------
Current assets:
  Cash and cash equivalents......................................................  $   78,112,530  $   66,427,369
  Accounts receivable, net.......................................................       4,720,689       6,358,052
  Current portion of notes receivable, net.......................................         881,173          45,619
  Inventory......................................................................       3,197,955       3,196,918
  Prepaid expenses...............................................................       1,739,263       1,835,913
  Other current assets...........................................................         300,761         400,180
                                                                                   --------------  --------------
      Total current assets.......................................................      88,952,371      78,264,051
Property and equipment, net......................................................      57,776,237      85,033,436
Long-term notes receivable, net..................................................         311,856       1,543,159
Intangible assets, net...........................................................       2,054,710       2,128,306
Deposits and other...............................................................      13,216,623      21,907,417
                                                                                   --------------  --------------
      Total assets...............................................................  $  162,311,797  $  188,876,369
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion, long-term notes payable.......................................  $      100,000  $     --
  Accounts payable...............................................................       4,574,213       2,663,156
  Accrued salaries, wages and vacation pay.......................................       2,488,014       2,712,764
  Income tax payable.............................................................         281,886       2,138,934
  Other current liabilities......................................................       3,530,130       6,103,394
                                                                                   --------------  --------------
      Total current liabilities..................................................      10,974,243      13,618,248
Long-term notes payable, principal stockholder...................................       2,800,000       2,800,000
Long-term notes payable, net of current portion..................................         850,000        --
Other long-term liabilities......................................................         707,318         143,691
Minority interest in consolidated subsidiary.....................................         672,955         983,562
                                                                                   --------------  --------------
      Total liabilities and minority interest in consolidated subsidiary.........      16,004,516      17,545,501
                                                                                   --------------  --------------
  Commitments and contingencies..................................................        --              --
Stockholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares authorized, 0 shares issued and outstanding at June 30, 1996 and 1997....................................
  Common stock, $.01 par value, 25,000,000 shares authorized, 13,474,150 issued, and 13,283,382 outstanding at June 30, 1996; 50,000,000 shares authorized,
    13,579,575 issued, and 13,052,807 outstanding at June 30, 1997...............         134,742         135,796
  Additional paid-in capital.....................................................     104,448,080     107,267,684
  Treasury stock at cost, 190,768 shares at June 30, 1996, 526,768 shares at June
    30, 1997.....................................................................      (3,095,830)    (16,569,329)
  Retained earnings..............................................................      44,820,289      80,496,717
                                                                                   --------------  --------------
      Total stockholders' equity.................................................     146,307,281     171,330,868
                                                                                   --------------  --------------
      Total liabilities and stockholders' equity.................................  $  162,311,797  $  188,876,369
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                See notes to consolidated financial statements.

                                 ANCHOR GAMING
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                               YEARS ENDED JUNE 30,
                                                                  ----------------------------------------------
                                                                       1995            1996            1997
                                                                  --------------  --------------  --------------
Revenues:
  Casino operations.............................................  $   56,183,629  $   65,125,194  $   69,223,321
  Proprietary games operations..................................      14,158,737      21,457,135      49,715,779
  Route operations..............................................      25,818,170      28,650,989      33,509,497
  Food and beverage.............................................       1,250,593       1,233,003       1,300,002
                                                                  --------------  --------------  --------------
    Total revenues..............................................      97,411,129     116,466,321     153,748,599
                                                                  --------------  --------------  --------------
Costs and expenses:
  Casino operations.............................................      21,500,172      26,830,475      29,100,285
  Proprietary games operations..................................       9,850,963      12,113,595      11,039,227
  Route operations..............................................      15,659,336      17,158,172      19,904,608
  Food and beverage.............................................       1,386,438       1,300,012       1,431,734
  Selling, general and administrative...........................      20,949,047      21,073,631      28,163,608
  Project cost write-down.......................................        --              --             2,116,968
  Depreciation and amortization.................................       3,215,017       4,109,835       8,798,163
                                                                  --------------  --------------  --------------
    Total costs and expenses....................................      72,560,973      82,585,720     100,554,593
                                                                  --------------  --------------  --------------
Income from operations..........................................      24,850,156      33,880,601      53,194,006
                                                                  --------------  --------------  --------------
Other income (expense):
  Interest income...............................................       1,105,212       2,028,347       3,792,739
  Interest expense..............................................        (731,954)       (428,991)       (287,711)
  Other income..................................................         405,831         260,439         288,703
  Minority interest in earnings of consolidated subsidiary......        (162,262)       (217,793)       (310,607)
                                                                  --------------  --------------  --------------
    Total other income (expense)................................         616,827       1,642,002       3,483,124
                                                                  --------------  --------------  --------------
Income before provision for income taxes........................      25,466,983      35,522,603      56,677,130
Income tax provision............................................       9,486,451      13,187,559      21,000,702
                                                                  --------------  --------------  --------------
Net income......................................................  $   15,980,532  $   22,335,044  $   35,676,428
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
Weighted average common and common equivalent shares
  outstanding...................................................      11,446,646      12,153,419      13,691,158
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
Earnings per common and common equivalent share.................  $         1.40  $         1.84  $         2.61
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

                See notes to consolidated financial statements.

                                 ANCHOR GAMING

                           CONSOLIDATED STATEMENTS OF

                              STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED JUNE 30, 1995, 1996, AND 1997

                                   COMMON STOCK           TREASURY STOCK       ADDITIONAL
                              ----------------------  ----------------------     PAID-IN      RETAINED
                                SHARES      AMOUNT     SHARES      AMOUNT        CAPITAL      EARNINGS      TOTAL
                              ----------  ----------  ---------  -----------  -------------  ----------  -----------
Balance -- July 1, 1994.....  11,377,100  $  113,771   (163,789) $(1,799,830)  $42,181,989   $6,504,713  $47,000,643
  Stock issued for exercise
    of options..............     128,450       1,285                             1,544,615                 1,545,900
  Tax effects of stock
    option transactions.....                                                       304,495                   304,495
  Net income................                                                                 15,980,532   15,980,532
                              ----------  ----------  ---------  -----------  -------------  ----------  -----------
Balance -- June 30, 1995....  11,505,550     115,056   (163,789)  (1,799,830)   44,031,099   22,485,245   64,831,570
Stock issued for exercise of
  warrants and options......     418,600       4,186    (26,979)  (1,296,000)    5,694,414                 4,402,600
  Shares issued in public
    offering................   1,550,000      15,500                            53,859,015                53,874,515
  Tax effects of stock
    option transactions.....                                                       863,552                   863,552
  Net income................                                                                 22,335,044   22,335,044
                              ----------  ----------  ---------  -----------  -------------  ----------  -----------
Balance -- June 30, 1996....  13,474,150     134,742   (190,768)  (3,095,830)  104,448,080   44,820,289  146,307,281
  Stock issued for exercise
    of warrants and
    options.................     105,425       1,054                             1,285,403                 1,286,457
  Treasury shares
    purchased...............                           (336,000) (13,473,499)                            (13,473,499)
  Tax effects of stock
    option transactions.....                                                     1,534,201                 1,534,201
  Net income................                                                                 35,676,428   35,676,428
                              ----------  ----------  ---------  -----------  -------------  ----------  -----------
Balance -- June 30, 1997....  13,579,575  $  135,796   (526,768) $(16,569,329)  $107,267,684 $80,496,717 $171,330,868
                              ----------  ----------  ---------  -----------  -------------  ----------  -----------
                              ----------  ----------  ---------  -----------  -------------  ----------  -----------

                See notes to consolidated financial statements.

                                 ANCHOR GAMING

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                YEARS ENDED JUNE 30,
                                                                                      ----------------------------------------
                                                                                          1995          1996          1997
                                                                                      ------------  ------------  ------------
Cash flows from operating activities:
  Net income........................................................................  $ 15,980,532  $ 22,335,044  $ 35,676,428
                                                                                      ------------  ------------  ------------
  Adjustments to reconcile net income to net cash provided by operating activities:
    (Gain) loss on disposal of assets, including project cost write-downs...........      (140,022)      --          2,208,878
    Depreciation and amortization...................................................     3,337,356     4,085,573     8,955,446
    Provision for doubtful accounts and notes.......................................        10,000       105,000       364,000
    Minority interest in earnings of consolidated subsidiary........................       162,262       217,793       310,607
  (Increase) decrease in assets:
    Accounts receivable.............................................................    (1,206,323)   (1,802,054)   (2,001,363)
    Inventory.......................................................................      (472,432)     (842,765)        1,037
    Other current assets............................................................       836,890        34,772       (83,898)
    Prepaid expenses................................................................        40,788      (105,769)      (96,650)
    Deposits and other assets.......................................................     1,490,739        58,925    (5,606,169)
  Increase (decrease) in liabilities:
    Accounts payable................................................................       828,756     2,763,320    (1,911,057)
    Accrued salaries, wages and vacation pay........................................       593,835       380,048       224,750
    Income tax payable..............................................................     1,173,316       776,683     2,955,801
    Other liabilities...............................................................     1,015,529       762,794     2,394,423
                                                                                      ------------  ------------  ------------
      Total adjustments.............................................................     7,670,694     6,434,320     7,715,805
                                                                                      ------------  ------------  ------------
Net cash provided by operating activities...........................................    23,651,226    28,769,364    43,392,233
                                                                                      ------------  ------------  ------------
Cash flows from investing activities:
  Acquisition and construction of property and equipment............................    (7,834,258)  (27,916,341)  (38,108,284)
  Expenditures for intangible assets................................................      (250,000)     (274,013)     (488,715)
  Proceeds from sale of equipment...................................................       514,166       530,377       117,254
  Issuance of notes receivable......................................................      (252,557)     (114,614)   (1,405,157)
  Principal reductions on notes receivable..........................................       973,243       947,678     1,009,408
  Payments to extend operating leases...............................................    (1,750,000)   (5,000,000)      --
  Advances to joint venture.........................................................       --            --         (3,100,000)
                                                                                      ------------  ------------  ------------
    Net cash used in investing activities...........................................    (8,599,406)  (31,826,913)  (41,975,494)
                                                                                      ------------  ------------  ------------
Cash flows from financing activities:
  Net proceeds from sale of stock and warrants......................................     1,545,900    58,277,115     1,321,600
  Treasury stock purchases..........................................................       --            --        (13,473,500)
  Principal payments on loans from related parties..................................      (937,393)   (3,189,447)      --
  Principal payments on other loans.................................................       --            (50,000)     (950,000)
                                                                                      ------------  ------------  ------------
    Net cash provided by financing activities.......................................       608,507    55,037,668   (13,101,900)
                                                                                      ------------  ------------  ------------
Net increase (decrease) in cash and cash equivalents................................    15,660,327    51,980,119   (11,685,161)
Cash and cash equivalents, beginning of period......................................    10,472,084    26,132,411    78,112,530
                                                                                      ------------  ------------  ------------
Cash and cash equivalents, end of period............................................  $ 26,132,411  $ 78,112,530  $ 66,427,369
                                                                                      ------------  ------------  ------------
                                                                                      ------------  ------------  ------------
Supplemental disclosure of cash flow information:
  Cash paid for interest............................................................  $    636,602  $    392,643  $    257,994
                                                                                      ------------  ------------  ------------
                                                                                      ------------  ------------  ------------
  Cash paid for income taxes........................................................  $  7,710,000  $ 12,404,763  $ 18,044,900
                                                                                      ------------  ------------  ------------
                                                                                      ------------  ------------  ------------
Supplemental schedule of noncash investing and financing transactions:
  Stock issued for warrants in cashless exercise....................................                $  1,296,000
                                                                                                    ------------
                                                                                                    ------------
  Property and equipment acquired by assuming debt..................................                $  1,000,000
                                                                                                    ------------
                                                                                                    ------------

                  See notes to consolidated financial statements.

                         ANCHOR GAMING AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

    Anchor Gaming ("Anchor" or the "Company") is a diversified gaming company that seeks to capitalize on its experience as an operator and developer of gaming machines and casinos by developing gaming oriented businesses. Anchor develops and distributes unique proprietary games, currently operates two casinos in Colorado, and operates one of the largest gaming machine routes in Nevada.

    Anchor Gaming was formed July 28, 1993 and completed its initial public offering ("IPO") in February 1994. Simultaneous with the closing of the IPO, Anchor became the holding company of Anchor Coin, C.G. Investments, Inc. ("CGI"), Colorado Grande Enterprises, Inc. ("Colorado Grande") and D D Stud, Inc. ("DD Stud") (collectively the "Subsidiaries"), which had been operated under different ownership structures controlled primarily by Stanley E. Fulton, the Chairman of the Board, Chief Executive Officer and principal stockholder of Anchor. Also at the time of the IPO, the Company acquired all of the beneficial ownership of Global Gaming Products, L.L.C. and certain related assets from Global Distributors, Inc. (the "Acquisition"), which were primarily involved in the distribution of the proprietary game Silver Strike. The accounts of the Subsidiaries are consolidated in the accompanying financial statements. All significant intercompany accounts and transactions have been eliminated. The financial position and operating results of Colorado Grande Enterprises, Inc. are included in the consolidated financial statements as an 80% consolidated subsidiary.

    On April 23, 1996, Anchor completed a secondary offering of 2.3 million shares of common stock at a price of $37 per share, with 1.55 million of these shares being sold by the Company (the "Secondary Offering") and the remaining 750,000 shares were sold by selling stockholders. Net proceeds to the Company from the Secondary Offering were $53.9 million.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include highly liquid investments purchased with maturities of three months or less.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of the Company's cash and cash equivalents, trade receivables, and trade payables approximates fair value because of the short maturities of these instruments. The Company estimates fair value on its long-term obligations based on quoted market prices or on the current rates offered to the Company for debt of the same remaining maturities. The estimated fair values of the obligations closely approximated the carrying values at June 30, 1996 and 1997.

    INVESTMENTS IN DEBT SECURITIES

    The Company's investment securities, along with certain cash and cash equivalents that are not deemed securities under Statement No. 115 ("SFAS 115"), are carried on the consolidated balance sheets in the cash and cash equivalents category. Management determines the appropriate classification of its investment securities at the time of purchase as either held-to-maturity, trading, or available for sale and re-evaluates such determination at each balance sheet date. The Company has classified its investment securities as of June 30, 1996 and 1997 as held-to-maturity. Held-to-maturity securities are required to be

                         ANCHOR GAMING AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) carried at amortized cost. The securities classified as held-to-maturity consist of the following amortized costs at June 30:

                                                                     1996           1997
                                                                 -------------  -------------
Debt securities issued by the U.S. Treasury and other U.S.
  government corporations and agencies.........................  $  34,915,000  $  52,734,000
Repurchase agreements..........................................     30,013,000       --
                                                                 -------------  -------------
                                                                 $  64,928,000  $  52,734,000
                                                                 -------------  -------------
                                                                 -------------  -------------

    All of the Company's investment securities mature in three months or less from the date of purchase. The estimated fair value of the Company's portfolio of investment securities at June 30, 1996 and 1997 closely approximated amortized cost because of the short term nature of the portfolio.

    ACCOUNTS RECEIVABLE

    Accounts receivable result from the sale of products and services to gaming properties primarily in the United States. The Company performs credit evaluations of its customers and does not require collateral. Management reviews customer balances for potential credit losses and maintains an allowance for amounts deemed uncollectible. The amounts reserved at June 30, 1996 and 1997 were $278,821 and $665,605, respectively.

    INVENTORY

    Inventory consists of silver and silver tokens, parts for gaming machines, and food and beverage items. Silver inventory of $1,092,671 and $594,615 at June 30, 1996 and 1997, respectively, is classified as raw material. The remainder of inventory is classified as finished goods. All inventories are stated at the lower of cost (first-in, first-out) or market.

    PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Ordinary maintenance and repairs are charged to expense as incurred. Costs that materially increase the life or value of existing assets are capitalized. Assets that have been placed in service are depreciated over their estimated useful lives or amortized over lease terms using either straight-line or accelerated methods. Estimated useful lives for furniture and equipment are 5 to 7 years, for leasehold improvements are 4 1/2 years to 31 1/2 years and for buildings and improvements are 30 years.

    INTANGIBLE ASSETS

    Intangible assets include goodwill associated with the Acquisition, which is amortized on a straight-line basis over 10 years. Intangible assets also include amounts paid to acquire leases for route locations and casino property, amounts to acquire route participation agreements, costs of patents issued, and organization costs. These amounts are amortized on a straight-line basis over the lives of the leases or agreements ranging from 2 to 15 years.

                         ANCHOR GAMING AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    EQUITY INVESTMENTS

    Equity investments in joint ventures and other entities that are 20% to 50% owned are included in deposits and other assets and are accounted for using the equity method. Income from the joint ventures is included in proprietary games revenue on the income statements. During fiscal year 1997, the Company made $3.1 million in advances to a 50% owned Joint Venture.

    REVENUE RECOGNITION

    In accordance with industry practice, the Company recognized gaming revenues as the net win from gaming operations, which is the difference between amounts wagered by customers and payments to customers. Proprietary Games revenue is derived from royalty, revenue participation, or other similar short-term recurring revenue arrangements.

    Revenues exclude the retail value of complimentary food and beverage furnished gratuitously to customers. The estimated departmental costs of providing such goods and services as included in casino expense are $822,467, $1,162,495, and $1,365,897 for the fiscal years ended June 30, 1995, 1996, and
1997, respectively.

    RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are expensed as incurred and are included in selling, general, and administrative costs.

    EARNINGS PER SHARE

    Earnings per share on the income statement is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. Common equivalent shares include the effect of shares issuable upon the exercise of warrants and stock options. Fully diluted earnings per share amounts are substantially the same as primary per share amounts for the periods presented.

    ESTIMATES AND ASSUMPTIONS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the financial statements include the estimated depreciable lives of property and equipment and certain estimated liabilities and valuation reserves. Actual results could differ from those estimates.

    RECENTLY ADOPTED ACCOUNTING STANDARDS

    In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 is effective for fiscal years beginning after December 15, 1995. Adoption of SFAS 121 in the current year did not have a material impact on the consolidated financial statements of the Company.

                         ANCHOR GAMING AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    In October 1995, the FASB issued Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. The Company continues to account for stock based compensation arrangements in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees", and therefore the adoption of SFAS 123 had no effect on the financial position or results of operations of the Company. The Company has included additional disclosures about stock-based employee compensation plans as required by SFAS 123 (see Note 8).

    RECENTLY ISSUED ACCOUNTING STANDARDS

    In February 1997, the FASB issued Statement No. 128, "Earnings per Share". This statement establishes standards for computing and presenting earnings per share and is effective for financial statements issued for periods ending after December 15, 1997. Earlier application of this statement is not permitted and upon adoption requires restatement (as applicable) of all prior-period earnings per share data presented. Management believes that the implementation of this standard will not have a significant impact on earnings per share.

    In February 1997, the FASB issued Statement No. 129, "Disclosure of Information about Capital Structure". This statement establishes standards for disclosing information about an entity's capital structure. Management intends to comply with the disclosure requirements of this statement which are effective for periods ending after December 15, 1997.

    In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management does not believe this new standard will have a material impact on the Company's financial statements.

    In June 1997, the FASB issued Statement No. 131 "Disclosure About Segments of an Enterprise and Related Information" ("SFAS 131"). This statement establishes additional standards for segment reporting in the financial statements and is effective for fiscal years beginning after December 15, 1997. The Company believes the segment information required to be disclosed under SFAS 131 will be more comprehensive than previously provided, including expanded disclosure of income statement and balance sheet items for each of its reportable segments under SFAS 131. However, the Company has not yet completed its analysis of which operating segments it will report on.

3.  NOTES RECEIVABLE

    Notes receivable include notes due from an unaffiliated gaming company and its stockholders for business development, which accrue interest at the prime rate (8.5% at June 30, 1997) and notes due from various slot route location owners with interest rates ranging from 8% to 12% to be paid over periods ranging from three months to 5 years. At June 30, 1996, notes receivable also include a note due from an unaffiliated Nevada gaming company with route operations in Louisiana with interest accruing at the

                         ANCHOR GAMING AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.  NOTES RECEIVABLE (CONTINUED)
prime rate plus a percentage of net cash flow (as defined in the loan documents). This note was paid in full during the year ended June 30, 1997. Notes receivable consist of the following at June 30:

                                                                        1996          1997
                                                                    ------------  ------------
Loans to unaffiliated gaming companies............................  $  1,418,338  $    610,905
Location loans for operating rights...............................       662,918       700,435
Loans to employees................................................       --          1,200,000
Loans to related parties..........................................        27,142       --
                                                                    ------------  ------------
                                                                       2,108,398     2,511,340

Less allowance for doubtful accounts..............................       915,369       922,562
                                                                    ------------  ------------
                                                                       1,193,029     1,588,778
                                                                    ------------  ------------
Less current portion:.............................................
  Loans to unaffiliated gaming companies..........................       829,315       --
  Location loans for operating rights.............................        24,716        45,619
  Loans to related parties........................................        27,142       --
                                                                    ------------  ------------
Notes receivable, current.........................................       881,173        45,619
                                                                    ------------  ------------
Long-term notes receivable, net...................................  $    311,856  $  1,543,159
                                                                    ------------  ------------
                                                                    ------------  ------------

    Loans to related parties at June 30, 1996 consist of advances made by the Company to a slot route operation owned by the principal stockholder of the Company, which were paid in full on July 11, 1996.

    Loans to employees at June 30, 1997 consist of a $1.2 million line of credit arrangement with an entity controlled by an employee of the Company. Loans outstanding under the line of credit bear interest at prime rate plus 1%. Payment of all principal and accrued interest is due on August 13, 1998 if certain licensing events have not occurred as of that date. If the licensing events have occurred, payment terms may be extended.

4.  PROPERTY AND EQUIPMENT

    Property and equipment consist of the following at June 30:

                                                                    1996            1997
                                                                -------------  --------------
Land and improvements.........................................  $  14,725,645  $   15,316,178
Buildings and improvements....................................     11,326,850      13,023,440
Gaming equipment..............................................     30,276,982      61,641,351
Furniture, fixtures and equipment.............................      3,953,544       5,144,212
Leasehold improvements........................................      3,657,726       6,143,415
Construction in progress......................................      3,362,235       1,496,089
                                                                -------------  --------------
                                                                   67,302,982     102,764,685
Less accumulated depreciation.................................      9,526,745      17,731,249
                                                                -------------  --------------
    Total.....................................................  $  57,776,237  $   85,033,436
                                                                -------------  --------------
                                                                -------------  --------------

                         ANCHOR GAMING AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.  PROPERTY AND EQUIPMENT (CONTINUED)
    On November 11, 1996, the Company announced that it was re-evaluating the scope and nature of its proposed addition of a new casino across the street from the Colorado Central Station Casino. During the fourth quarter of the year ended June 30, 1997, the Company determined that it was necessary to recognize a write-down of costs associated with the new casino in the amount of $2,116,968. The costs were specifically related to architectural fees, building design costs, and deferred rent that were determined to have no future benefit. Although the Company has proceeded with this asset write-down, it has not abandoned the concept of an expansion and will continue to re-evaluate its Colorado expansion options.

5.  INTANGIBLE ASSETS

    Intangible assets consist of the following at June 30:

                                                                        1996          1997
                                                                    ------------  ------------
Lease acquisition costs...........................................  $  2,085,857  $  2,312,951
Goodwill..........................................................     1,134,865     1,134,865
Patents...........................................................        98,595        98,595
Organization costs and other......................................       221,310       221,310
                                                                    ------------  ------------
                                                                       3,540,627     3,767,721
Less accumulated amortization.....................................     1,485,917     1,639,415
                                                                    ------------  ------------
    Total.........................................................  $  2,054,710  $  2,128,306
                                                                    ------------  ------------
                                                                    ------------  ------------

6.  NOTES PAYABLE

    Notes payable consist of the following at June 30:

                                                                        1996          1997
                                                                    ------------  ------------
PRINCIPAL STOCKHOLDER
  Unsecured note payable to principal stockholder, interest at 8%, due July 1, 1998(a)...........................................  $  2,300,000  $  2,300,000
  Unsecured note payable to principal stockholder, interest at 8%,
    due July 1, 1998..............................................       500,000       500,000
                                                                    ------------  ------------
  Long-term notes payable, principal stockholder..................  $  2,800,000  $  2,800,000
                                                                    ------------  ------------
                                                                    ------------  ------------
OTHER
  Note payable secured by land, interest at 6%, due in 120 equal monthly principal installments plus interest, final payment due December 2005. Paid in full during the year ended June 30,
    1997..........................................................  $    950,000  $    --
  Less current portion............................................       100,000       --
                                                                    ------------  ------------
  Long-term portion...............................................  $    850,000  $    --
                                                                    ------------  ------------
                                                                    ------------  ------------

------------------------

(a) At June 30, 1997, the stockholder amended the terms of the notes to be due July 1, 1998.

                         ANCHOR GAMING AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.  NOTES PAYABLE (CONTINUED)
    Notes payable to the principal stockholder and related party resulted in interest expense of $623,060, $289,373, and $223,693 for the years ended June 30, 1995, 1996, and 1997, respectively, and accrued interest payable of $18,400 at June 30, 1996 and 1997.

7.  OTHER DEBT

    In April 1997, the Company entered into a $10 million unsecured revolving bank line of credit (the "Bank Revolver") expiring November 30, 1998. The Bank Revolver bears interest at the prime rate, or LIBOR plus 2%, at the Company's option. The Company has agreed to maintain certain financial and non-financial covenants customary with lending arrangements of this type. Financial covenants include maintenance of minimum cash and cash equivalent balances, tangible net worth, annual EBITDA, and maximum funded debt to EBITDA ratio. The covenants also restrict payment of cash dividends. The Company has remained in compliance with the covenants throughout the term of the credit facility. As of June 30, 1997, the Company had not borrowed under the Bank Revolver.

8.  OPTIONS AND WARRANTS

    As of June 30, 1997, 1,085,000 shares of common stock were reserved for issuance upon exercise of employee and director stock options under an employee stock option plan. Employee and director options to purchase 930,500 shares at the fair market values at the grant dates have been granted as of June 30, 1997. As of June 30, 1997, options to purchase 402,475 shares had been exercised. Of the 930,500 options, 100,000 vest in equal quarterly increments over two years, 93,000 vest in equal annual increments over five years, 50,000 vest in a single installment six months after issuance, 20,000 vest in decreasing annual increments over five years, 250,000 vest in varying increments and periods over five years, 8,000 vest at the end of three years and the remainder vest in equal quarterly increments over five years.

    An additional 40,000 shares are reserved for issuance upon exercise of vested options at the initial public offering price that were granted to a relative of certain minority stockholders (none of which were exercised at June 30, 1997), and 250,000 shares are reserved for issuance upon exercise of vested warrants granted to the managing underwriters of the IPO (and their designees) exercisable at 120% of the IPO price, all of which were exercised at June 30, 1997.

    Options to purchase an additional 600,000 shares were granted at the fair market value at the grant date to certain employees outside of the employee stock option plan. These options vest in varying increments over periods from nine months to eight years.

                         ANCHOR GAMING AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.  OPTIONS AND WARRANTS (CONTINUED)
    Summarized information for all options is as follows for the years ended June 30:

                                             1995                     1996                     1997
                                    -----------------------  -----------------------  -----------------------
                                                 WEIGHTED                 WEIGHTED                 WEIGHTED
                                                  AVERAGE                  AVERAGE                  AVERAGE
                                                 EXERCISE                 EXERCISE                 EXERCISE
                                     OPTIONS       PRICE      OPTIONS       PRICE      OPTIONS       PRICE
                                    ----------  -----------  ----------  -----------  ----------  -----------
Outstanding, beginning of the
 year.............................     954,500   $   12.80      820,300   $   12.95      670,700   $   17.79
  Granted.........................       8,000       16.81      288,000       25.07      600,000       31.88
  Exercised.......................    (128,450)      12.18     (418,600)      13.57     (105,425)      12.54
  Canceled........................     (13,750)      12.00      (19,000)      12.00      (32,250)      44.44
                                    ----------               ----------               ----------
Outstanding, end of the year......     820,300       12.95      670,700       17.79    1,133,025       24.98
                                    ----------               ----------               ----------
                                    ----------               ----------               ----------
Exercisable at end of the year....     453,950       13.44      148,050       12.31      245,475       16.11
                                    ----------               ----------               ----------
                                    ----------               ----------               ----------
Options available for grant.......      26,250                  107,250                  189,500
                                    ----------               ----------               ----------
                                    ----------               ----------               ----------

    The following table summarizes information about the options outstanding at June 30, 1997:

                                                   OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                     -----------------------------------------------  --------------------------
                                        NUMBER                            WEIGHTED       NUMBER       WEIGHTED
                                      OUTSTANDING    WEIGHTED AVERAGE      AVERAGE     EXERCISABLE     AVERAGE
                                      AT JUNE 30,        REMAINING        EXERCISE     AT JUNE 30,    EXERCISE
RANGE OF EXERCISE PRICES                 1997        CONTRACTUAL LIFE       PRICE         1997          PRICE
-----------------------------------  -------------  -------------------  -----------  -------------  -----------
$12.00 - $13.50                           268,125              6.6        $   12.13        142,375    $   12.14
 14.75 -  21.75                           256,900              8.0            21.61        103,100        21.60
 31.88 -  46.88                           608,000              9.7            32.07        --            --
                                     -------------                                    -------------
                                        1,133,025              8.6            24.98        245,475        16.11
                                     -------------                                    -------------
                                     -------------                                    -------------

    The Company is authorized to issue 1,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), in one or more series, and to designate the rights, preferences, limitations, and restrictions of and upon shares of each series, including voting, redemption, and conversion rights. The board of directors of the Company also may designate dividend rights and preferences in liquidation. The board of directors of Anchor has authorized the Company to designate a series of Series A Junior Participating Preferred Stock in connection with the Rights Plan discussed in Note 12. In connection with the authorization of the Rights Plan, the board of directors of the Company has authorized the designation of 50,000 shares of Preferred Stock as Series A Junior Participating Preferred Stock.

    The Company has adopted the disclosures-only provision of Statement No. 123, "Accounting for Stock-Based Compensation"("SFAS 123"). The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. Under APB 25, no compensation cost has been recognized in the financial statements for the Stock Option Plan or other stock options granted. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Had compensation cost for the stock option grants been determined based on the fair value at the date of grant for awards consistent with the provision of SFAS 123, the Company's net income per common and

                         ANCHOR GAMING AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.  OPTIONS AND WARRANTS (CONTINUED)
common equivalent share would have been decreased to the pro forma amounts indicated below for the years ended June 30:

                                                                     1996           1997
                                                                 -------------  -------------
Net income--as reported........................................  $  22,335,044  $  35,676,428
Net income--pro forma..........................................     21,758,657     34,940,303

Earnings per common and common
  equivalent shares--as reported...............................  $        1.84  $        2.61
Earnings per common and common
  equivalent shares--pro forma.................................           1.79           2.55

    The fair value of each option granted in fiscal year 1996 and 1997 was estimated using the following assumptions for the Black-Scholes option pricing model: (i) no dividends, (ii) expected volatility for both years of 50%, (iii) risk free interest rates averaging 6% for both years and (iv) the expected average life of 3.2 years for 1996 and 3.6 years for 1997. The weighted average fair value of the options granted in 1996 and 1997 were $9.03 and $9.82, respectively. Because the SFAS 123 method of accounting has not been applied to options granted prior to July 1, 1995, the resulting pro forma net income may not be representative of that to be expected in future years.

9.  OTHER RELATED PARTY TRANSACTIONS

    The principal stockholder of the Company owned 100% of the common stock of an Anchor Gaming slot route location. On January 31, 1996, the principal stockholder sold the location to an unaffiliated third party. For providing the gaming machines and slot route services, the Company received a percentage of the net win of the location similar to other route locations. The Company held a note receivable from the slot route operation in the amount of $284,704 at January 31, 1996 of which $257,562 was assumed by the new owner. The remaining balance of the loan due from the principal stockholder at June 30, 1996 of $27,142 was paid in full on July 11, 1996. The slot route operation, under the ownership of the principal stockholder, accounted for $295,502 and $180,822 of gaming revenue during the years ended June 30, 1995 and 1996, respectively and $279,059 and $145,684 of route costs during the years ended June 30, 1995 and 1996, respectively.

    In August 1996, the Company made certain payments to an entity controlled by an employee of the Company. These funds were used to repay a debt of $500,000 owed by the employee and his affiliate to the principal stockholder of the Company.

                         ANCHOR GAMING AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.  INCOME TAXES

    The provision (benefit) for income taxes for the years ended June 30, 1995, 1996 and 1997 are as follows:

                                                       1995          1996           1997
                                                   ------------  -------------  -------------
Currently payable per tax return:
  Federal........................................  $  8,976,859  $  11,750,029  $  20,066,284
  State..........................................       474,051        846,278      1,369,887
                                                   ------------  -------------  -------------
                                                      9,450,910     12,596,307     21,436,171
                                                   ------------  -------------  -------------
Deferred:
  Federal........................................      (381,402)       579,569       (399,219)
  State..........................................       416,943         11,683        (36,250)
                                                   ------------  -------------  -------------
                                                         35,541        591,252       (435,469)
                                                   ------------  -------------  -------------
    Total........................................  $  9,486,451  $  13,187,559  $  21,000,702
                                                   ------------  -------------  -------------
                                                   ------------  -------------  -------------

    The historical provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income from continuing operations as a result of the following differences:

                                                          1995                        1996                        1997
                                                 ---------------------       ---------------------       ---------------------
Statutory U.S. tax rate......................  $   8,913,449       35.0%   $  12,432,911       35.0%   $  19,836,995       35.0%
Increase (decrease) in tax resulting from:
  State income taxes, net of federal tax
    effect...................................        579,147        2.3          557,674        1.6          866,864        1.5
Other, net...................................         (6,145)       (.1)         196.974         .5          296,843         .6
                                               -------------      -----    -------------      -----    -------------      -----
Actual provision for income taxes............  $   9,486,451       37.2%   $  13,187,559       37.1%   $  21,000,702       37.1%
                                               -------------      -----    -------------      -----    -------------      -----
                                               -------------      -----    -------------      -----    -------------      -----

    Statement No. 109 "Accounting for Income Taxes" requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Deferred income taxes included in other current assets, deposits and other, and other long-term liabilities on the consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting

                         ANCHOR GAMING AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.  INCOME TAXES (CONTINUED)
purposes and the amounts used for income tax purposes. The tax items comprising the Company's net deferred tax asset as of June 30, 1996 and 1997 are as follows:

                                                                       1996          1997
                                                                   ------------  -------------
Deferred tax assets:
  Receivable reserve.............................................  $    478,000  $     617,000
  Pre-opening expenditures.......................................       140,000         86,000
  Reserves not currently deductible..............................       229,000        417,000
                                                                   ------------  -------------
                                                                        847,000      1,120,000

Deferred tax liabilities:
  Difference between book and tax basis of property..............    (1,038,000)      (876,000)
                                                                   ------------  -------------
Net deferred tax asset (liability)...............................  $   (191,000) $     244,000
                                                                   ------------  -------------
                                                                   ------------  -------------

11.  COMMITMENTS AND CONTINGENCIES

    NON-CANCELABLE OPERATING LEASES:

    The Company leases parking lot space, office space, casino space, and slot route locations under non-cancelable operating leases. The original terms of the leases range from 3 to 15 years with various renewal options from 1 to 15 years.

    The casino space lease has contingent rentals based on gaming revenues of the casino occupying the space. The lease provides for a monthly payment of the greater of a base amount of $12,000 or 5% of adjusted gross gaming revenue, with a payment ceiling of $400,000 per year. Contingent rentals paid above base amounts were $100,898, $184,312, and $254,472 for the years ended June 30, 1995, 1996, and 1997, respectively.

    Future minimum rentals under non-cancelable operating leases at June 30, 1997 are:

Year ending June 30,
  1998........................................................  $10,656,000
  1999........................................................   10,571,000
  2000........................................................    7,990,000
  2001........................................................    7,875,000
  2002........................................................    7,864,000
  Thereafter..................................................   57,230,000
                                                                -----------
                                                                $102,186,000
                                                                -----------
                                                                -----------

    Operating lease rental expense was $7,706,000, $9,539,000, and $10,940,000 for the fiscal years ended June 30, 1995, 1996, and 1997, respectively.

    Included in deposits at June 30, 1996 and 1997 is a space lease deposit of $3,300,000, which is held by the lessor of several slot route locations pursuant to an agreement that provides that the deposit, or any portion thereof, may, at the option of the Company, be applied against rents owing during the last two years of the lease agreement. Also included in deposits are payments totaling $10,750,000 to this lessor to extend the lease term for these locations through the year 2010. The lease extension payments are

                         ANCHOR GAMING AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. COMMITMENTS AND CONTINGENCIES (CONTINUED) amortized to rent expense on a straight-line basis over the remaining term of the lease. The Company's slot route operations at locations leased from this lessor accounted for more than 10% of the Company's total revenues for the years ended June 30, 1995, 1996, and 1997.

    GAMING REGULATIONS

    The Company's route operations are subject to the licensing and regulatory requirements of the Nevada State Gaming Control Board and the Nevada Gaming Commission. The Company's casino operations are subject to the licensing and regulatory requirements of the Colorado Limited Gaming Control Commission. The Company's proprietary games operations are subject to the licensing and regulatory requirements of multiple jurisdictions throughout the United States and Canada including the Nevada and Colorado requirements. The Company's gaming licenses are subject to certain conditions and periodic renewal. Management believes that the conditions will continue to be satisfied and that subsequent license renewals will be granted.

    ENVIRONMENTAL MATTERS

    The Colorado Central Station Casino is located in an area that has been designated by the Environmental Protection Agency ("EPA") as a superfund site on the National Priorities List, known as the Central City-Clear Creek Superfund Site (the "Site") as a result of contamination from historic mining activity in the area. The EPA is entitled to proceed against owners and operators of properties located within the Site for remediation and response costs associated with their properties and with the entire Site. The Colorado Central Station Casino is located within the drainage basin of North Clear Creek and is therefore subjected to potentially contaminated surface and ground water from upstream mining-related sources. Soil and ground water samples on the Site indicate that several contaminants exist in concentrations exceeding drinking water standards. Records relating to historical uses of the Site are uncertain as to whether mining actually occurred below the Company's property. Records do indicate that an ore loading dock for a railroad depot was once located on an adjacent property, and railroad tracks were present on the Company's property. Management is not aware of any environmental issues associated with these activities.

    EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with seven executives and top management personnel. The agreements vary in starting date and are for periods ranging from two to five years. Agreements with aggregate annual salaries of $1,435,000 are terminable at the Company's option with 90 days to one year severance pay.

    LITIGATION

    The Company is party to several routine lawsuits arising from normal operations. Management does not believe that the outcome of such litigation in the aggregate will have a material adverse effect on the consolidated financial statements of the Company.

    PURCHASE COMMITMENTS

    At June 30, 1997, the Company had entered into various purchase agreements to purchase gaming equipment for approximately $5,594,000.

                         ANCHOR GAMING AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.  SUBSEQUENT EVENT

    In August 1997, the board of directors of Anchor authorized the Company to enter into a Stockholder Rights Plan (the "Rights Plan") providing that one right (a "Right") will be attached to each share of Common Stock as of a record date to be determined by the board of directors of Anchor (the "Record Date"). Each Right will entitle the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $20.00 per share, to be authorized by the Company at a Purchase Price of $400.00 per Unit, subject to adjustment. The Rights convert in certain circumstances into a right to purchase Common Stock or securities of a successor entity. The description and terms of the Rights are to be set forth in the Rights Agreement, between the Company and a bank or financial institution to be selected by the Company as Rights Agent.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS WILL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                              -------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           9
Price Range of Common Stock....................          15
Dividend Policy................................          15
Selected Financial and Operating Information...          16
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          18
Business.......................................          24
Regulation.....................................          34
Management.....................................          42
Principal and Selling Stockholders.............          45
Certain Transactions...........................          46
Description of Capital Stock...................          48
Underwriting...................................          54
Legal Matters..................................          55
Experts........................................          56
Available Information..........................          57
Incorporation of Certain Information by
 Reference.....................................          57
Index to Consolidated Financial Statements.....         F-1

                                1,800,000 SHARES

                                     [LOGO]

                                 ANCHOR GAMING

                                  COMMON STOCK

                                 --------------

                                   PROSPECTUS
                                 --------------

                           BT Securities Corporation

                           Morgan Stanley Dean Witter

                                          , 1997

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration Fee..................................................  $  49,084
NASD Filing Fee...................................................     30,500
Nasdaq Fee........................................................      *
Printing..........................................................      *
Accounting fees and expenses......................................      *
Legal fees and expenses...........................................      *
Miscellaneous expenses............................................      *
                                                                    ---------
    Total.........................................................
                                                                    ---------
                                                                    ---------

------------------------

*Estimated

All of the above expenses will be paid by the Company.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 78.751 of the Nevada General Corporation Law permits a corporation to indemnify any person who was, or is, or is threatened to be made a party in a completed, pending, or threatened proceeding, whether civil, criminal, administrative, or investigative (except an action by or in the right of the corporation), by reason of being or having been an officer, director, employee, or agent of the corporation or serving in certain capacities at the request of the corporation. Indemnification may include attorneys fees, judgments, fines, and amounts paid in settlement. The person to be indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful.

    With respect to actions by or in the right of the corporation, indemnification may not be made for any claim, issue, or matter as to which such a person has been finally adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action was brought or other court of competent jurisdiction determines upon application that in view of all circumstances the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

    Unless indemnification is ordered by a court, the determination to pay indemnification must be made by the stockholders, by a majority vote of a quorum of the board of directors who were not parties to the action, suit or proceeding, or in certain circumstances by independent legal counsel in a written opinion. Section 78.751 permits the Articles of Incorporation or Bylaws to provide for payment to an officer or director of the expenses of defending an action as incurred upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification.

    Section 78.751 also provides that to the extent a director, officer, employee, or agent has been successful on the merits or otherwise in the defense of any such action, he or she must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense.

    The Company's Articles of Incorporation and Bylaws contain provisions requiring it to indemnify its executive officers and directors to the full extent permitted by the Nevada General Corporation Law.

    The Company has entered into indemnity agreements (the "Indemnification Agreements") with each of its directors and executive officers. Each such Indemnification Agreement provides for indemnification of directors and executive officers of the Company to the fullest extent permitted by Nevada Law and additionally permits advancing attorneys' fees and all other costs, expenses, obligations, fines and losses, paid or incurred by a director or executive officer generally in connection with the investigation, defense or other participation in any threatened, pending or completed action, suit or proceeding or any inquiry or investigation thereof, whether conducted by or on behalf of the Company or any other party. If it is later determined that the director or executive officer is or was not entitled to indemnification under applicable law, the Company is entitled to reimbursement by the director or executive officer.

    The Indemnification Agreements further provide that in the event of a change in control of Anchor, all matters thereafter arising concerning the rights of directors and executive officers to indemnity payments and expense advances, all determinations regarding excludable claims will be made by a special independent legal counsel engaged by the Company.

    To the extent that the Board of Directors or the stockholders of the Company may in the future wish to limit or repeal the ability of Anchor to indemnify directors and executive officers, such repeal or limitation may not be effective as to directors and executive officers who are currently parties to the Indemnification Agreements, because their rights to full protection are contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors and executive officers of Anchor. In addition, the Company's Articles of Incorporation and Bylaws provide for indemnification of officers and directors to the fullest extent permitted by the Nevada Law.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

    (a) Exhibits

  EXHIBIT
  NUMBER                                                            DESCRIPTION
-----------               -----------------------------------------------------------------------------------------------
       1.1*      --       Form of Underwriting Agreement

       2.1       --       Reorganization Agreement among Anchor Gaming, Anchor Coin, D D Stud, Inc., C.G. Investments,
                            Inc. Colorado Grande Enterprises, Inc., New AC, New DD, New CG, and certain stockholders of such corporations, filed as Exhibit 2.1 to the Company's Registration Statement on Form S-1
                            (Registration No. 33-71870) (the Form S-1) and incorporated herein by reference.

       4.1*      --       Form of Rights Agreement

       4.2*      --       Form of Certificate of Designation, Preferences, and Rights of Series A Junior Participating
                            Preferred Stock

       5.1*      --       Opinion of Hughes & Luce, L.L.P. regarding legality of securities being registered

      23.1*      --       Consent of Hughes & Luce, L.L.P. (included in Exhibit 5.1)

      23.2       --       Consent of Deloitte & Touche LLP

      23.3       --       Consent of Daniel P. Burke

      24.1       --       Powers of Attorney (included in Part II of the Registration Statement)

------------------------

*To be filed by amendment.

    (b) Financial Statement Schedule

               Schedule II -- Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that:

    For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on August 29, 1997.

                                          ANCHOR GAMING
                                          By: /s/ STANLEY E. FULTON

                                             -----------------------------------

                                              Stanley E. Fulton
                                             Chairman of the Board,
                                             Chief Executive Officer, and
                                             acting Chief Financial Officer

                               POWER OF ATTORNEY

    Each person whose signature appears below hereby constitutes and appoints Michael D. Rumbolz, Thomas J. Matthews, and Geoff A. Sage, and each of them, his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign and any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                                      TITLE                         DATE
------------------------------------------------  -------------------------------------  ------------------

                 /s/ STANLEY E. FULTON            Director, Chairman of the Board,
     --------------------------------------        Chief Executive Officer, and           August 29, 1997
               Stanley E. Fulton                   acting Chief Financial Officer

                /s/ ELIZABETH F. JONES
     --------------------------------------       Director                                August 29, 1997
               Elizabeth F. Jones

                  /s/ STUART D. BEATH
     --------------------------------------       Director                                August 29, 1997
                Stuart D. Beath

                 /s/ GARRET A. SCHOLZ
     --------------------------------------       Director                                August 29, 1997
                Garret A. Scholz

                 /s/ MICHAEL B. FULTON
     --------------------------------------       Director                                August 29, 1997
               Michael B. Fulton

                /s/ MICHAEL D. RUMBOLZ
     --------------------------------------       Director                                August 29, 1997
               Michael D. Rumbolz

                   SIGNATURE                                      TITLE                         DATE
------------------------------------------------  -------------------------------------  ------------------
                 /s/ GEOFFREY A. SAGE
     --------------------------------------       Corporate Controller                    August 29, 1997
                Geoffrey A. Sage

                 /s/ GLEN J. HETTINGER
     --------------------------------------       Director                                August 29, 1997
               Glen J. Hettinger